Exhibit 2.1

Execution Version

Dated as of July 10, 2017

Purchase and Sale Agreement

between

Dynegy Resources Generating Holdco, LLC

and

ANP Funding I, LLC,

as the Sellers,

and

Marco DM Holdings, L.L.C.,

as the Purchaser

i

ii

Exhibits

Exhibit A	Form of Seller Guaranty
Exhibit B-1	Form of Owner’s Affidavit
Exhibit B-2	Form of Non-Imputation Affidavit
Exhibit C	Lender Protective Provisions

Schedules

Schedule A	Seller Disclosure Schedule
Schedule B	Purchaser Disclosure Schedule

iii

This PURCHASE AND SALE AGREEMENT (this “Agreement”) dated as of July 10, 2017 is made and entered into by and among Dynegy Resources Generating Holdco, LLC, a Delaware limited liability company (“Dighton Seller”), ANP Funding I, LLC, a Delaware limited liability company (“Milford Seller” and, together with Dighton Seller, the “Sellers” and each individually, a “Seller”), and Marco DM Holdings, L.L.C., a Delaware limited liability company  (the “Purchaser” and, together with the Sellers, collectively, the “Parties” and each, individually, a “Party”).

RECITALS

WHEREAS, Dighton Seller owns 100% of the outstanding equity interests (the “Dighton Interests”) in Dighton Power, LLC, a Delaware limited liability company (“Dighton”) that owns and operates an approximately 175 MW combined cycle gas turbine facility located in Dighton, Massachusetts (the “Dighton Facility”);

WHEREAS, Milford Seller owns 100% of the outstanding equity interests (the “Milford Interests” and, together with the Dighton Interests, the “Interests”) in Milford Power, LLC, a Massachusetts limited liability company (“Milford” and, together with Dighton, the “Acquired Companies” and each individually, an “Acquired Company”) that owns and operates an approximately 160 MW combined cycle gas turbine facility located in Milford, Massachusetts (the “Milford Facility” and, together with the Dighton Facility, the “Facilities” and each, individually, a “Facility”);

WHEREAS, Dighton Seller desires to sell to Purchaser, and Purchaser desires to purchase from Dighton Seller, the Dighton Interests and Milford Seller desires to sell to Purchaser, and Purchaser desires to purchase from Milford Seller, the Milford Interests, respectively, upon the terms and subject to the conditions set forth herein;

WHEREAS, NatGas Fund Holdings, L.L.C., a Delaware limited liability company, has delivered to Sellers, a guarantee in favor of Sellers with respect to the obligations of Purchaser arising under Section 10.02(c) (the “Purchaser Guaranty”).

NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.01                            Definitions.  Capitalized terms used in this Agreement shall have the respective meanings set forth below:

“Acquired Company” or “Acquired Companies” has the meaning set forth in the Recitals.

“Acquired Company Related Employee” means each individual employed by an Affiliate of an Acquired Company and who is listed in Section 6.07(a) of the Seller Disclosure Schedule as of the date hereof or is added thereto in accordance with Section 6.02.

“Affiliate” with respect to any Person, means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Affiliate Obligation” has the meaning set forth in Section 4.14.

“Agreement” has the meaning set forth in the Preamble.

“Assets” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), including the goodwill related thereto, owned by such Person.

“Back-to-Back Agreement” means the back-to-back agreement to be entered into at Closing on terms substantially equivalent to those set forth in the Capacity Forward Sales Contracts, executed by Dynegy Marketing and Trade, LLC and Purchaser or Purchaser’s designee.

“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 3.02.

“Base Purchase Price” has the meaning set forth in Section 2.02(a).

“Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, and any other material plan, policy, program, agreement or arrangement providing compensation or other benefits to any Acquired Company Related Employee, in each case, whether written or unwritten and whether or not subject to ERISA, that is maintained, sponsored or contributed to by an Acquired Company and any other trade or business that, together with the Acquired Companies, would be treated as a single employer for purposes of Section 414 of the Code or with respect to which an Acquired Company has any liability.

“Break-Up Fee” has the meaning set forth in Section 10.02(c).

“Business Day” means any day other than a Saturday or Sunday or any day banks in the State of New York are authorized or required to be closed.

“Capacity Forward Sales Contracts” shall mean those Contracts set forth in Section 1.01(a) of the Seller Disclosure Schedule.

“Casualty Loss” has the meaning set forth in Section 6.16.

“Claim” means any demand, claim, action, legal proceeding (whether at law or in equity), investigation or arbitration.

“Claim Notice” has the meaning set forth in Section 9.03(a).

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” has the meaning set forth in Section 2.03.

“Closing Date Net Working Capital” means the Net Working Capital determined as of 11:59 p.m. (EST) on the Closing Date.

“Closing Date Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, by which Closing Date Net Working Capital exceeds or is less than zero Dollars ($0).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Competing Transaction” has the meaning set forth in Section 6.17.

“Condemnation Value” has the meaning set forth in Section 6.16(a).

“Confidential Information” has the meaning ascribed to such term in the Confidentiality Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated as of February 23, 2017, between Starwood Energy Group Global, Inc. and Dynegy Inc.

“Continuing Employees” has the meaning set forth in Section 6.07(a).

“Consent” has the meaning set forth in Section 3.03.

“Contract” means any contract, lease, evidence of indebtedness, mortgage, security agreement, undertaking or other agreement that is legally binding.

“control” (including its correlative meanings “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Damage Cost” has the meaning set forth in Section 6.16(a).

“Deductible” has the meaning set forth in Section 9.01(b)(i).

“Dighton” has the meaning set forth in the Recitals.

“Dighton Facility” has the meaning set forth in the Recitals.

“Dighton Interests” has the meaning set forth in the Recitals.

“Dighton Seller” has the meaning set forth in the Preamble.

“Direct Costs” has the meaning set forth in Section 6.21(b).

“Dispute Notice” has the meaning set forth in Section 2.05(b).

“Disputed Items” has the meaning set forth in Section 2.05(b).

“Environmental Law” means any applicable U.S. federal, state, provincial or local law, statute, ordinance, regulation, permit or valid and legally binding order of any Governmental Entity relating to (a) the protection of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the release or disposal of Hazardous Substances. For purposes of this definition, “Environmental Law” shall include the Comprehensive

Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, any Person that, together with an Acquired Company, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Estimated Net Working Capital Adjustment Amount” means the Sellers’ good-faith estimate of the Closing Date Net Working Capital Adjustment Amount, as set forth in the Payment Schedule.

“Estimated Purchase Price” means an amount equal to the sum of (a) the Base Purchase Price, plus (b) the Estimated Net Working Capital Adjustment Amount, as set forth in the Payment Schedule.

“Existing Survey” means those surveys listed in Section 4.09(f) of the Seller Disclosure Schedules.

“Existing Title Policy” means those title policies listed in Section 4.09(f) of the Seller Disclosure Schedules.

“Facilities” or “Facility” has the meaning set forth in the Recitals.

“Federal Power Act” means the Federal Power Act, as amended, and the rules and regulations promulgated thereunder.

“FERC” means the Federal Energy Regulatory Commission or any successor agency.

“FERC Mitigation Requirement” has the meaning set forth in Section 6.08(c).

“Filing” has the meaning set forth in Section 3.03.

“Final Purchase Price” has the meaning set forth in Section 2.06.

“Financial Statements” has the meaning set forth in Section 4.05(a).

“Financing” has the meaning set forth in Section 6.19.

“Financing Providers” means the lenders that provide Purchaser with Financing in connection with the transactions that shall occur on the Closing Date pursuant to this Agreement.

“FIRPTA Certificates” has the meaning set forth in Section 2.04(a)(ii).

“Forced Outage” means with respect to each Facility: all or any portion thereof is classified as in a “U1 - Unplanned (Forced) Outage - Immediate”, “U2 - Unplanned (Forced) Outage - Delayed”, “U3 - Unplanned (Forced) Outage - Postponed”, D1 - Unplanned (Forced) Outage - Immediate”, D2 - Unplanned (Forced) Derate - Delayed”, or “D3 - Unplanned (Forced) Derate - Postponed” all as defined in NERC’s Generating Availability Data System.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any securities exchange and any governmental, quasi-governmental or nongovernmental body administering, regulating, or having general oversight over gas, fuel oil and other fuel, electricity, power or other energy-related markets, including FERC, NERC and the ISO-NE.

“Hazardous Substance” means any substance or material listed, defined, classified or regulated as a pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, or special waste under any applicable Environmental Law, including petroleum, petroleum products, volatile organic compounds, semi-volatile organic compounds, pesticides, polychlorinated biphenyls, and friable asbestos and asbestos-containing materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, the aggregate amount (including the current portions thereof) of all (a) indebtedness for money borrowed from others, purchase money obligations, capitalized lease obligations (to the extent required by GAAP to be recorded as indebtedness), obligations to pay deferred purchase price of assets, services or securities, obligations under any swap, derivative, currency or interest rate Contract (for the avoidance of doubt, excluding any commodity hedge agreements entered into in the ordinary course of business consistent with past practice) and reimbursement obligations for letters of credit or similar instruments that have been drawn, in each case of such Person, (b) indebtedness of the type described in subsection (a) above guaranteed, directly or indirectly, in any manner by such Person or for which such Person may be liable, but excluding endorsements of checks and other instruments in the ordinary course of business, (c) prepayment penalties, premiums, late charges, penalties and collection fees relating to any of such indebtedness (to the extent due), (d) obligations evidenced by notes, bonds, debentures or similar instruments, (e) obligations secured by a Lien on the assets of such Person, whether or not such obligation has been assumed by such Person, or (f) any intercompany balances (including any such balances or obligations between any of the Acquired Companies or between any Acquired Company and any Seller or any Affiliate of any Seller).

“Indemnifiable Losses” means any and all claims, injuries, lawsuits, liabilities, losses, damages, judgments, fines, penalties, costs and expenses, including the reasonable fees and disbursements of counsel and all amounts reasonably paid in investigation, defense, or settlement of any of the foregoing.

“Indemnified Entity” has the meaning set forth in Section 9.03(a).

“Indemnified Purchaser Entities” has the meaning set forth in Section 9.01(a)Section 9.01(a).

“Indemnified Seller Entities” has the meaning set forth in Section 9.02(a).

“Indemnifying Entity” has the meaning set forth in Section 9.03(a).

“Independent Accountant” has the meaning set forth in Section 2.05(b).

“Insurance Policies” has the meaning set forth in Section 4.15.

“Intellectual Property” has the meaning set forth in Section 4.16.

“Interests” has the meaning set forth in the Recitals.

“Interim Period” has the meaning set forth in Section 6.01(a).

“IRS” means the U.S. Internal Revenue Service.

“ISO-NE” means the New England Independent System Operator.

“Knowledge” means (a) in the case of the Sellers, the actual knowledge of the individuals listed in Section 1.01(b) of the Seller Disclosure Schedule, in each case after making a reasonable inquiry, and (b) in the case of the Purchaser, the actual knowledge of the individuals listed in Section 1.01(b) of the Purchaser Disclosure Schedule, in each case after making a reasonable inquiry, as the case may be.

“Law” means, with respect to any Person, any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, binding administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity directly applicable to such Person or any of its respective properties or assets, as amended from time to time.

“Lien” means any mortgage, pledge, assessment, security interest, lien, adverse claim, levy, encroachment, or other similar encumbrance or restriction.

“Lookback Date” means (a) with respect to Milford or the Milford Facility, February 7, 2017 and (b) with respect to Dighton or the Dighton Facility, April 2, 2015.

“Material Adverse Effect” means the occurrence of any change, event or effect that, individually or in the aggregate, is materially adverse or would reasonably be expected to be materially adverse to the business operations or condition (financial or otherwise) of the Acquired Companies taken as a whole or on the Sellers’ ability to perform their obligations hereunder; provided, however, that none of the following, and no change, event or effect arising out of or resulting from the following, shall constitute or be deemed to contribute to a Material Adverse Effect or shall otherwise be taken into account in determining whether a Material Adverse Effect has occurred in each case, for purposes of the foregoing: (a) any changes generally affecting the industries, markets or geographical areas in which the Acquired Companies operate (including the electric and natural gas generating, transmission or distribution industries), whether international, national, regional, state, provincial or local; (b) changes in international, national, regional, state, provincial or local wholesale or retail markets for electric power, natural gas or other fuel supply or transportation or related products and operations, including those due to actions by competitors and regulators; (c) changes in general regulatory, economic or political conditions (including, the outbreak or escalation of war, military action, sabotage or acts of terrorism); (d) changes in international, national, regional, state or local electric transmission or distribution systems generally; (e) changes in the markets for or costs of commodities or supplies, including fuel, generally; (f) changes in the markets for or costs of electricity, generally; (g) effects of weather, meteorological events or other natural disasters or natural occurrences; (h) any change of Law or regulatory policy, including any rate or tariff;

(i) changes or adverse conditions in the financial, banking or securities markets, including those relating to debt financing and, in each case, including any disruption thereof and any decline in the price of any security or any market index; (j) other than for the purposes of Section 3.04 and 4.04 of this Agreement, the announcement, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby; (k) any change in accounting requirements or principles; (l) any labor strike, request for representation, organizing campaign, work stoppage, slowdown or other labor dispute; (m) any new generating facilities and their effect on pricing or transmission; (n) any actions expressly required to be taken in accordance with this Agreement or the other agreements contemplated hereby or consented to by the Purchaser; and (o) any failure by Acquired Company to meet any revenue, earnings or other financial projections or forecasts (but not the underlying causes thereof); provided, however, that in the case of Sections (a), (b), (c), (d), (e), (f), (g), (h) and (l) only to the extent not having a disproportionate adverse effect on the business operations or condition (financial or otherwise) of the Acquired Companies or the Facilities compared to other natural gas-fired power plants in the same region.

“Material Contracts” has the meaning set forth in Section 4.08.

“Material Permits” has the meaning set forth in Section 4.07(ii).

“Material Survey Defects” means any encroachments, setback violations and other survey matters which (a) interferes in any material respect with legal access to, or the use or operation of, the Real Property in connection with the business of the Acquired Companies consistent with past practice and (b) are not shown on the Existing Surveys.

“Milford” has the meaning set forth in the Recitals.

“Milford Facility” has the meaning set forth in the Recitals.

“Milford Interests” has the meaning set forth in the Recitals.

“Milford Seller” has the meaning set forth in the Preamble.

“Milford Uprate” has the meaning set forth in Section 1.01(c) of the Seller Disclosure Schedule.

“NERC” means the North American Electric Reliability Corporation and its regional entities.

“Net Working Capital” means (on a consolidated basis and without duplication) the net working capital of the Acquired Companies determined in accordance with the policies, procedures and values set forth in Section 1.01(d) of the Seller Disclosure Schedule, which, for the avoidance of doubt, includes an illustrative calculation of Net Working Capital as of March 31, 2017.

“Organizational Documents” means, with respect to any Person, the articles or certificate of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, operating agreement or such other organizational documents of such Person.

“Outside Date” has the meaning set forth in Section 10.01(b).

“Party” or “Parties” has the meaning set forth in the Preamble.

“Payment Schedule” has the meaning set forth in Section 2.02(b).

“Permits” has the meaning set forth in Section 4.07.

“Permitted Liens” means (A) imperfections of title, easements, encumbrances, restrictions and other Liens (i) disclosed as “Exceptions From Coverage” in Schedule B — Section 2 of the Title Commitments or, (ii) set forth in Section 4.09(a) of the Seller Disclosure Schedule, subject to Sellers’ obligations under Section 6.15 of this Agreement or (iii) which are not and would not reasonably be expected to be, individually or in the aggregate, material to the current ownership or operation of the Facilities, (B) statutory Liens or other Liens arising by operation of law, including materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s and other like Liens arising in the ordinary course of business which relate to amounts not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Acquired Companies and which are, together with any such reserve,  taken into account in the calculation of the Net Working Capital, in each case, in accordance with GAAP, (C) Liens for Taxes which are not yet delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Acquired Companies in accordance with GAAP, (D) Liens arising under conditional sales contracts and equipment leases with third parties, which are Material Contracts and are disclosed herein or otherwise entered into during the Interim Period in accordance with this Agreement and as to which there is no default on the part of any Seller, (E) zoning, building code, entitlement and other land use and environmental regulations or restrictions imposed by Governmental Entities (but not violations thereof) and (F) any other Liens created by this Agreement or created by the actions of Purchaser or any of its Affiliates.

“Person” means any individual, corporation, partnership, joint venture, trust, association, organization, Governmental Entity or other entity.

“Pre-Closing Claim” has the meaning set forth in Section 6.16(e).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“PUHCA” means the Public Utility Holding Company Act of 2005, enacted as part of the Energy Policy Act of 2005, Pub. L. No. 109-58, as codified at § 1261 et seq., as amended, and the rules and regulations promulgated thereunder.

“Purchase Price” has the meaning set forth in Section 2.02(a).

“Purchase Price Allocation” has the meaning set forth in Section 2.06.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Disclosure Schedule” means the Schedule attached hereto as Schedule B.

“Purchaser Fundamental Representations” has the meaning set forth in Section 7.03(b)(i).

“Purchaser Guaranty” has the meaning set forth in the Recitals.

“Purchaser Required Consents” has the meaning set forth in Section 5.03.

“Purchaser’s Statement” has the meaning set forth in Section 2.05(a).

“Real Property” has the meaning set forth in Section 4.09.

“Real Property Agreements” means the agreements listed on Section 4.09(c) of the Seller Disclosure Schedules.

“Representatives” means, as to any Person, the officers, directors, managers, employees, counsel, accountants, financial advisors, agents and consultants of such Person.

“Required Consents” means, collectively, the Purchaser Required Consents and the Seller Required Consents.

“Resolution Period” has the meaning set forth in Section 2.05(b).

“Review Period” has the meaning set forth in Section 2.05(b).

“Schedule Update” has the meaning set forth in Section 6.12.

“Schedules” means, collectively, the Seller Disclosure Schedule and the Purchaser Disclosure Schedule, and each is referred to as a “Schedule.”

“Securities Act” has the meaning set forth in Section 5.08.

“Seller” or “Sellers” has the meaning set forth in the Preamble.

“Seller Disclosure Schedule” means the Schedule attached hereto as Schedule A.

“Seller Fundamental Representations” has the meaning set forth in Section 7.02(b)(i).

“Seller Guarantor” means Dynegy Inc., a Delaware corporation.

“Seller Marks” has the meaning set forth in Section 6.14.

“Seller Guaranty” means a guarantee in the form attached hereto as Exhibit A, delivered by Seller Guarantor in favor of Purchaser at Closing, with respect to the payment obligations of each Seller arising under Section 9.01 of this Agreement.

“Seller Required Consents” has the meaning set forth in Section 3.03.

“Straddle Period” means a Tax period beginning before, and ending after, the Closing Date.

“Support Obligations” has the meaning set forth in Section 6.10.

“Surveys” has the meaning set forth in Section 7.02(e).

“Taking” has the meaning set forth in Section 6.16(a).

“Tax” or “Taxes” means (I) any U.S. federal, state, local or foreign income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, social security, disability, occupation, license, utility, real property, severance, excise, minimum and other taxes, and any charges, levies or other similar assessments imposed by a Governmental Entity primarily responsible for the imposition or collection of taxes, including any interest, penalty or addition thereto.

“Tax Matter” has the meaning set forth in Section 6.03(e)(i).

“Tax Returns” means any return, report or similar statement required to be filed with a Taxing Authority with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Terminated Credit Support” has the meaning set forth in Section 6.10(b).

“Third Party” has the meaning set forth in Section 9.03(a).

“Title Commitments” means (a) the Commitment for Title Insurance written by Chicago Title Insurance Company (File Number 1721-0261) effective as of June 30, 2017 and last revised July 6, 2017 for Dighton and (b) the Commitment for Title Insurance written by Chicago Title Insurance Company (File Number 1721-0262) effective as of June 30, 2017 and last revised July 6, 2017 for Milford.

“Title Company” has the meaning set forth in Section 2.04(a)(iv).

“Title Insurance Policies” means the ALTA extended coverage owner’s policies of title insurance for the Real Property with the standard exceptions removed and with such endorsements and affirmative coverage thereto as Purchaser may reasonably request.

“Transfer Taxes” means all transfer, real property transfer, sales, use, goods and services, value added, documentary, stamp duty, gross receipts, excise, conveyance and similar Taxes, together with any interest thereon, penalties, fines, charges, fees, additions to tax or additional amounts with respect thereto.

“Transition Services” has the meaning set forth in Section 6.21(a).

“W&C” has the meaning set forth in Section 11.12(a).

Section 1.02                            Rules of Construction.  (a)  Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement.

(b)                                 If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The terms “includes” and “including” shall mean “including, without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(c)                                  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)                                 The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(e)                                  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(f)                                   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)                                  All references to “dollars” or “$” shall be to U.S. dollars.

(h)                                 References to any Person include the successors and permitted assigns of that Person.

(i)                                     Where a reference in this Agreement is made (i) to any agreement (including this Agreement), contract, statute or regulation, such reference shall be to (except as context may otherwise require) the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof) and (ii) to any statute or regulation, such reference shall also be to any rules or regulations promulgated thereunder.

ARTICLE II
PURCHASE AND SALE

Section 2.01                            Purchase and Sale of Interests. At the Closing, (a) the Purchaser shall purchase, and Dighton Seller shall sell, all of Dighton Seller’s right, title and interest in and to the Dighton Interests and (b) the Purchaser shall purchase, and Milford Seller shall sell, all of Milford Seller’s right, title and interest in and to the Milford Interests, in each case free and clear of all Liens, other than restrictions arising from applicable securities Laws, in exchange for the Purchase Price (as defined herein).

Section 2.02                            Purchase Price.  (a)  The aggregate purchase price for the Interests shall be an amount, in cash, equal to the sum of (i) One Hundred and Nineteen Million Dollars ($119,000,000) (the “Base Purchase Price”), plus (ii) the Closing Date Net Working Capital Adjustment Amount (the sum of the foregoing clauses (i) and (ii), collectively, the “Purchase Price”), subject to adjustment pursuant to Section 2.05(c).

(b)                                 Not less than three (3) Business Days prior to the Closing Date, Sellers shall prepare and deliver, or shall cause to be prepared and delivered, to the Purchaser a written notice setting forth (i) the Estimated Net Working Capital Adjustment Amount and the Estimated Purchase Price and (ii) the accounts to which the Estimated Purchase Price should be delivered (clauses (i) and (ii), the “Payment Schedule”).  The Payment Schedule shall not give effect to (A)

the consummation of the transactions contemplated by this Agreement, including any payments of cash in respect of the Purchase Price or (B) any financing transactions in connection therewith by Purchaser or, after the Closing, any other action or omission by Purchaser.

(c)                                  At the Closing, the Purchaser shall pay to the Sellers the Estimated Purchase Price by wire transfer of immediately available funds in U.S. dollars to such accounts set forth in the Payment Schedule.

Section 2.03                            Closing. The closing of the purchase and sale of the Interests (the “Closing”) shall take place (a) at the offices of White & Case LLP, 1221 Avenue of the Americas, New York NY 10020, at 10:00 a.m. (EST) on the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) or (b) at such other time, date and place as may be mutually agreed upon in writing by the Parties (the date on which the Closing actually occurs being referred to as the “Closing Date”).  The Closing shall be deemed effective for accounting purposes (including for purposes of the adjustment in Section 2.05(c)) as of 11:59:59 p.m. (EST) on the Closing Date.

Section 2.04                            Closing Deliveries. At the Closing:

(a)                                 the Sellers shall deliver, or cause to be delivered, to the Purchaser or its designees:

(i)                                     certificates evidencing the Interests, duly endorsed in blank or accompanied by an instrument of assignment and assumption of the Interests duly executed by the Sellers evidencing transfer to the Purchaser of the Interests;

(ii)                                  a certificate pursuant to Section 1445(b)(2) of the Code from each of the Dighton Seller and the Milford Seller, in each case providing that such Seller (or if such Seller is a disregarded entity for U.S. federal income tax purposes, such Seller’s first regarded parent entity) is not a foreign person, substantially in the form provided in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B) (the “FIRPTA Certificates”); provided that the Purchaser’s sole right in the event the Sellers fail to cause such FIRPTA Certificates to be delivered pursuant to this clause (ii) shall be to make an appropriate withholding to the extent determined in the Purchaser’s sole discretion to be required by Section 1445 of the Code;

(iii)                               the Seller Guaranty, substantially in the form attached hereto as Exhibit A;

(iv)                              evidence reasonably satisfactory to the Chicago Title Insurance Company or such other nationally-recognized title company as Purchaser may select (the “Title Company”) of the satisfaction and discharge of all Liens securing Indebtedness for borrowed money, capitalized lease obligations and mechanics and materialman’s liens that are not Permitted Liens (A) payable by the Acquired Companies, (B) secured by any of the Assets or (C) which otherwise constitute Liens on any of the Assets;

(v)                                 affidavits to the Title Company from each Seller in the form attached as Exhibit B-1 hereto, executed by each Seller;

(vi)                              affidavits to the Title Company from each Seller in the form attached as Exhibit B-2 hereto, executed by each Seller;

(vii)                           an updated “Phase I” environmental assessment report for each Facility, issued to the applicable Acquired Company, dated no earlier than 180 days from the Closing Date, together with customary documentation allowing the Purchaser and its Financing Providers to rely on such “Phase I” reports for the Facilities;

(viii)                        all books and records (including all data, procedures, drawings and reports) (1) of, or primarily relating to, the Acquired Companies, (2) relating to the Milford Uprate, or (3) relating to regulatory compliance of the Facilities or the Acquired Companies (provided that, for the avoidance of doubt, any information that is primarily related to facilities or companies other than the Acquired Companies or the Milford Uprate and is included in the books and records delivered by Sellers in accordance with this paragraph (viii) may be redacted), in each case to the extent such books and records are not physically located at the Facilities and are in possession or under the control of the Seller or its Affiliates, whether in hard or soft copy or on a central data server other than (A) records and information concerning the drafting of this Agreement and the negotiations of the transactions contemplated hereby, (B) all market forecasts and similar information prepared by or in the possession of Sellers or their Affiliates and (C) records and information which any Seller reasonably believes, in reliance on the advice of legal counsel, it or any Acquired Company is prohibited from providing to the Purchaser by reason of any applicable Law or order (provided, that Sellers shall deliver a written list of any such records or information, which shall, if legally permissible, specify the applicable Law or order which the applicable Seller reasonably believes prohibits delivery of such records or information to Purchaser);

(ix)                              confirmation by Seller Guarantor of the termination of the Confidentiality Agreement with respect to Confidential Information relating solely to the Acquired Companies in accordance with Section 6.04

(x)                                 the Back-to-Back Agreement, executed and delivered by Dynegy Marketing and Trade, LLC; and

(xi)                              such other documents and instruments as are required to be delivered by the Sellers at or prior to the Closing pursuant to Section 7.02 or as are otherwise reasonably required in connection with this Agreement.

(b)                                 The Purchaser shall:

(i)                                     make the payment required to be made by it pursuant to Section 2.02(c); and

(ii)                                  deliver, or cause to be delivered, to the Sellers:

(A)                               the instrument of assignment and assumption, if applicable, duly executed by the Purchaser;

(B)                               the Back-to-Back Agreement, duly executed by Purchaser or its designee (including any applicable Acquired Company); and

(C)                               such other documents and instruments as are required to be delivered by the Purchaser at or prior to the Closing Date pursuant to Section 7.03 or as are otherwise reasonably required in connection with this Agreement.

Section 2.05                            Post-Closing Adjustment.  (a)  Within sixty (60) days after the Closing Date, the Purchaser shall prepare and deliver to the Sellers a written statement (the “Purchaser’s Statement”) setting forth (i) its calculation of the Purchase Price (including the Closing Date Net Working Capital Adjustment Amount as of the Closing) prepared in a manner consistent with the preparation of the Payment Schedule, including the methodology set forth in Section 1.01(d) of the Seller Disclosure Schedule together with reasonable supporting information and calculations and (ii) the Purchaser’s calculation of the adjustment in Section 2.05(c).

(b)                                 The Sellers shall have thirty (30) days from the date on which the Purchaser’s Statement is delivered to the Sellers (the “Review Period”) to review the Purchaser’s Statement. Unless the Sellers deliver written notice to the Purchaser on or before the last day of the Review Period that they object to any item or items shown or reflected on the Purchaser’s Statement, and specifying in reasonable detail the item or items to which they object and reasons therefor (such item or items, the “Disputed Items” and such notice, the “Dispute Notice”), then the Purchaser’s Statement shall be deemed accepted by the Parties and the calculations set forth therein shall be deemed accepted by the Purchaser and the Sellers for all purposes of determining the payments in Section 2.05(c). In the event of a delivery of a Dispute Notice by the Sellers, senior executives of the Sellers, on the one hand, and the Purchaser, on the other hand, shall attempt to resolve their differences arising from any Disputed Items, and any resolution agreed by them in writing shall be final, binding and conclusive for all purposes of determining the payments in Section 2.05(c). In the event that, for any reason, such senior executives are unable to amicably resolve all their differences in writing within fifteen (15) days (or such longer period as the Purchaser and the Sellers may agree in writing) following the receipt of a Dispute Notice (the “Resolution Period”), any remaining Disputed Items not agreed in writing shall be referred to a nationally recognized accounting firm reasonably acceptable to the Parties that is not the auditor or independent accounting firm of any of the Parties who is a certified public accountant and is independent of the Parties and impartial to serve as the independent accountant (the “Independent Accountant”). If, after fifteen (15) days after the end of the Resolution Period, the Sellers and the Purchaser cannot mutually agree on an alternate arbiter, either the Sellers or the Purchaser may request the American Arbitration Association to appoint as the Independent Accountant, within fifteen (15) days from the date of such request or as soon as practicable thereafter, a partner in a nationally recognized accounting firm that is not the auditor or independent accounting firm of any of the Parties, who is a certified public accountant and who is independent of the Parties and impartial. If, for any reason, the Purchaser and the Sellers are unable to agree on the Disputed Items within the Resolution Period, each of the Purchaser, on the one hand, and the Sellers, on the other hand, shall prepare separate written reports of such Disputed Items and deliver such reports to the Independent Accountant within twenty (20) days after the later of the expiration of the Resolution Period and the date the Independent Accountant is retained. The Parties shall use their respective reasonable efforts to cause the Independent Accountant to, acting as an expert, as soon as practicable and in any event, barring exceptional circumstances, within thirty (30) days after receiving such written reports, determine the manner in which the Disputed Items shall be treated in the Purchaser’s Statement; provided, however, that the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by the Purchaser, on the one hand, and the Sellers, on the other hand. The Parties acknowledge and agree that (i) the review by and determination of the Independent Accountant shall be limited to the unresolved Disputed Items contained in the reports prepared and submitted to the Independent Accountant by the Purchaser and the Sellers and (ii) the determinations by the Independent Accountant shall be based solely on (A) such reports submitted by the Purchaser and the Sellers and the basis for the Purchaser’s and the Sellers’ respective positions and (B) the methodologies in Section 1.01(d) of the Seller Disclosure Schedule. The Independent Accountant shall not modify or amend any term or provision of this Agreement or modify items previously agreed among the Parties. The Purchaser and the Sellers each agree to enter into an engagement letter with the Independent Accountant containing customary terms and conditions for this type of engagement. The Purchaser and the Sellers shall use their commercially reasonable efforts to cooperate with and provide information and documentation, including work papers, to assist the Independent Accountant. Any such information or documentation provided by any Party to the Independent Accountant shall be concurrently delivered to the other Parties, subject, in the case of independent accountant work papers, to such other Parties entering into a customary confidentiality and release agreement with respect thereto. Neither the Purchaser nor the Sellers shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purposes, any settlement discussions or settlement offers made by any of the Parties with respect to any Disputed Item. The determinations by the Independent Accountant as to the Disputed Items shall be in writing and shall be an expert determination that is final, binding and conclusive for all purposes of determining the adjustments in Section 2.05(c), if any, and such determination may be entered and enforced in any court of competent jurisdiction subject to Section 11.09. The Purchaser and the Sellers shall each be liable for and pay one-half of the fees and other costs charged by the Independent Accountant.

(c)                                  If the Purchase Price, as finally determined as provided in Section 2.05(b) (as agreed between the Parties or as determined by the Independent Accountant, as applicable), (i) exceeds the Estimated Purchase Price, then the Purchaser shall pay the Sellers an amount equal to the amount of such excess, within five (5) Business Days after such amounts are finally agreed or determined pursuant to Section 2.05(b), by wire transfer of immediately available funds to the accounts designated in the Payment Schedule, (ii) is less than the Estimated Purchase Price, then the Sellers shall pay the Purchaser an amount equal to the amount of any such shortfall, within five (5) Business Days after such amounts are finally agreed or determined pursuant to Section 2.05(b), by wire transfer of immediately available funds to an account designated in writing by the Purchaser or (iii) is equal to the Estimated Purchase Price, then no payment shall be made pursuant to this Section 2.05.

Section 2.06                            Allocation of Purchase Price.  No later than ninety (90) days following the final determination of the Purchase Price after all necessary adjustments pursuant to Section 2.05 have been made (the “Final Purchase Price”), the Purchaser shall prepare and deliver to Sellers a proposed allocation of the Final Purchase Price among the Acquired Companies (and their respective assets) (the “Purchase Price Allocation”), which allocation shall be in accordance with the principles of Section 1060 of the Code and Treasury Regulations thereunder (and any similar provision of state, local, or non-U.S. Law, as appropriate). If Sellers object to such proposed allocation by means of written notice delivered to the Purchaser within forty-five (45) days following receipt of Purchaser’s proposed allocation, Purchaser and Sellers shall negotiate in good faith and reasonably cooperate with each other for the fifteen (15) days thereafter to resolve such objections.  If after fifteen (15) days of receipt of written comments from Sellers, Purchaser and Sellers are unable to agree to a final allocation, any unresolved disputes or objection shall be submitted to the Independent Accountant for resolution in accordance with this Section 2.06, including for purposes of allocating responsibility for any related fees and expenses; provided that the Parties shall otherwise bear their own expenses with respect to the Purchase Price Allocation.  The Independent Accountant’s determination with respect to each disputed matter shall be final, conclusive and binding on the Parties.  Sellers and Purchaser and their respective Affiliates shall report, act, and file Tax Returns (including IRS Form 8594) in all respects and for all purposes consistent with the Purchase Price Allocation as finalized.  Neither Sellers nor Purchaser shall take any position (whether in audits, Tax Returns, or otherwise) that is inconsistent with Purchase Price Allocation (as finally determined pursuant to this Section 2.06), except as may be adjusted by subsequent agreement following an audit by the IRS (or by an applicable state or local Taxing Authority) or by court decision but only as may be adjusted following a “determination” (as such term is defined in Section 1313 of the Code).  Notwithstanding the foregoing, nothing contained herein shall prevent a Party from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of the final Purchase Price Allocation, and no Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Entity challenging the final Purchase Price Allocation.  In the event that the Purchase Price Allocation (as finally determined pursuant to this Section 2.06) is disputed by any Taxing Authority, the Party receiving notice of such dispute shall reasonably promptly notify the other Party concerning the existence of such dispute and the Parties will consult in good faith as to how to resolve such dispute in a manner consistent with this Section 2.06. In the event of any adjustment to the Final Purchase Price hereunder, Purchaser and Sellers agree to adjust the Purchase Price Allocation in a manner consistent with this Section 2.06 to reflect such adjustment and to file consistently any Tax Returns and reports required to be filed as a result of such Final Purchase Price adjustment.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLERS

Except as disclosed in the Seller Disclosure Schedule, each Seller hereby represents and warrants to the Purchaser as to itself as follows:

Section 3.01                            Organization and Existence. Each Seller is a limited liability company organized, validly existing and in good standing under the Laws of Delaware. Each Seller is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder make such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a Material Adverse Effect.

Section 3.02                            Authorization. The execution, delivery and performance by each Seller of this Agreement and the other agreements and instruments to be delivered hereunder by the

Sellers, and the consummation by each Seller of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited liability company action on the part of each Seller. This Agreement has been, and each other agreement and instrument to be delivered hereunder by the Sellers shall be, when executed and delivered, duly executed and delivered by each Seller. This Agreement constitutes, and each other agreement and instrument to be delivered hereunder by the Sellers will, when executed and delivered, constitute (assuming the due execution and delivery by Purchaser) a valid and legally binding obligation of each Seller, enforceable against each Seller in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

Section 3.03                            Governmental Consents; Litigation. No consent, approval, license, permit, order or authorization (each, a “Consent”) of, or registration, notice, declaration or filing (each, a “Filing”) with, any Governmental Entity is required to be obtained or made by any Seller which has not been obtained or made by such Seller in connection with the execution and delivery of this Agreement or the other agreements and instruments to be delivered hereunder by the Sellers or the consummation by the Sellers of the transactions contemplated hereby and thereby, other than (a) the Consents and Filings set forth in Section 3.03 of the Seller Disclosure Schedule (the “Seller Required Consents”) and (b) the Consents and Filings the failure of which to obtain or make would not result in a Material Adverse Effect. No legal action, suit, arbitration, governmental investigation or other legal, judicial or administrative proceeding is pending or, to the Knowledge of Sellers, threatened, against any Seller that would result in a Material Adverse Effect or which seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 3.04                            Noncontravention. Assuming that all Seller Required Consents have been timely made, obtained or given, as applicable, the execution, delivery and performance of this Agreement and the other agreements and instruments to be delivered hereunder by the Sellers does not, and the consummation by the Sellers of the transactions contemplated hereby and thereby will not, (i) contravene or violate any provision of (a) the Organizational Documents of any Seller, (b) any Contract to which any Seller is a party or by which any Seller is bound or (c) any Law or Permit to which any Seller is subject, except, in the case of clauses (b) and (c), as would not result in a Material Adverse Effect; or (ii) result in the imposition of any Lien on the Interests or any Lien other than Permitted Liens on any material Asset of any Acquired Company.

Section 3.05                            Title to Interests.  (a)  The Dighton Seller is the direct beneficial and record owner of, and has good and legal title to, the Dighton Interests and the Milford Seller is the direct beneficial and record owner of, and has good and legal title to, the Milford Interests, in each case, free and clear of all Liens other than those arising pursuant to this Agreement, the Organizational Documents of any Acquired Company, applicable securities Laws or Permitted Liens set forth on Section 3.05(a) of the Seller Disclosure Schedule.  The Dighton Interests represent 100% of the issued and outstanding equity interests in Dighton and the Milford Interests represent 100% of the issued and outstanding equity interests in Milford.

(b)                                 Other than this Agreement, the Interests are not subject to any voting trust agreement or any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Interests and no Person has any outstanding or authorized option, warrant or other right relating to the sale, acquisition or voting of the Interests or pursuant to which (i) the Sellers or any Acquired Company are or may become obligated to issue, sell, transfer or otherwise dispose of, redeem or acquire the Interests or (ii) the Sellers have granted, or may be obligated to grant, a right to participate in the profits of the Acquired Companies.

Section 3.06                            Brokers. No Seller or any of its Affiliates (excluding any Acquired Company) has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Purchaser or its Affiliates are or could become liable or obliged.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE ACQUIRED COMPANIES

Except as disclosed in the Seller Disclosure Schedule, each Seller hereby represents and warrants to the Purchaser as to the Acquired Companies as follows:

Section 4.01                            Organization and Existence. Each Acquired Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each Acquired Company is duly qualified or licensed to do business in each other jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it, and in which the actions required to be performed by it hereunder, make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect.

Section 4.02                            Capitalization and Subsidiaries. The legal name, jurisdiction of organization and respective ownership of each Acquired Company is set forth in Section 4.02 of the Seller Disclosure Schedule. Except as set forth in Section 4.02 of the Seller Disclosure Schedule, no Acquired Company has any subsidiaries or owns any direct or indirect equity interest, participation or voting right in any other Person or any options, including any right of first refusal, preemptive rights, subscription right or similar right, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, stock appreciation rights, phantom stock, profit participation or other similar rights in or issued by any other Person, and no such interests, rights or securities are outstanding (other than pursuant to this Agreement) in respect of any Acquired Company. Sellers have provided to the Purchaser true and correct copies of the Organizational Documents of the Acquired Companies.

Section 4.03                            Consents. No Consent of or Filing with any Governmental Entity is required to be obtained or made by any Acquired Company which has not been obtained or made by such Person in connection with the transactions contemplated hereby, other than (a) the Seller Required Consents and (b) the Consents and Filings the failure of which to obtain or make would not have a Material Adverse Effect.

Section 4.04                            Noncontravention. Assuming that all Seller Required Consents have been timely made, obtained or given, as applicable, the execution, delivery and performance of this

Agreement and the other agreements and instruments to be delivered hereunder by the Sellers does not, and the consummation of the transactions contemplated hereby and thereby will not, with respect to any Acquired Company, (i) contravene or violate any provision of (a) the Organizational Documents of such Acquired Company, (b) except for matters set forth in Section 4.04 of the Seller Disclosure Schedule, any Material Contract to which such Acquired Company is a party or is bound, or result in the termination or acceleration thereof, or entitle any party to accelerate any obligation or indebtedness thereunder or (c) any Law or Material Permit to which such Acquired Company is subject, except, in the case of clauses (b) and (c), as would not result in a Material Adverse Effect; and (ii) would not result in the imposition of any Lien on the Interests or any Lien other than Permitted Liens on any material Asset of any Acquired Company.

Section 4.05                            Financial Statements; Absence of Changes; No Undisclosed Liabilities.  (a)  Section 4.05(a) of the Seller Disclosure Schedule sets forth (i) the unaudited balance sheet and income statement, separately for each of the Acquired Companies as of and for the year ended, December 31, 2016 and (ii) the unaudited interim financial statements for each of the Acquired Companies as of and for the three (3) months ended March 31, 2017 (clauses (i) and (ii), collectively, the “Financial Statements”). The Financial Statements have been prepared, and the financial statements delivered in accordance with Section 6.01(c) shall be prepared, in good faith from the books and records of the respective Acquired Company and in accordance with GAAP (other than year-end audit adjustments and the absence of footnotes) consistently applied and fairly present in all material respects the financial position and results of operations of each Acquired Company as of the date thereof or for the period set forth therein.

(b)                                 Except as set forth in Section 4.05(b) of the Seller Disclosure Schedule, since December 31, 2016, through the date immediately preceding the date hereof, (i) the business of each of the Acquired Companies has been conducted in accordance with the ordinary course of business consistent with past practice in all material respects and (ii) there has not occurred and is continuing a Material Adverse Effect.

(c)                                  Except for (i) liabilities disclosed in Section 4.05(c) of the Seller Disclosure Schedule, (ii) liabilities included as a current liability in the calculation of the Closing Date Net Working Capital Adjustment Amount and (iii) other Liabilities incurred in the ordinary course of business since December 31, 2016 that do not exceed One Million Two Hundred and Fifty Thousand Dollars ($1,250,000) in the aggregate, each Acquired Company has no liabilities, other than for allocated overhead from parent companies, which shall be eliminated at or prior to Closing, that would be required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied and which are not reflected or reserved against in the Financial Statements or incurred in the ordinary course of business since December 31, 2016.

Section 4.06                            Litigation. Except as disclosed in Section 4.06 of the Seller Disclosure Schedule, there are no material legal or arbitral proceedings pending or, to the Knowledge of the Sellers, threatened against or by any Acquired Company or the Assets by or before any Governmental Entity or arbitrator. There are no condemnation or similar proceedings affecting any of the Assets that are currently pending or, to Sellers’ Knowledge, threatened.

Section 4.07                            Compliance with Laws and Permits.  In each case excluding employee matters addressed by Section 4.10, environmental matters addressed by Section 4.11 and Tax matters addressed by Section 4.12 and except as set forth in Section 4.07 of the Seller Disclosure Schedule:

(i)                                     each Acquired Company is, and at all times since the applicable Lookback Date, and to the Knowledge of the Seller with respect to the Milford Facility at all times during the one (1) year period before the Lookback Date, has been, in compliance with applicable Laws in all material respects, which compliance includes the possession of, and compliance in all material respects with the terms and conditions of, all permits, certificates, licenses, franchises, writs, variances, exemptions, orders or other authorizations of Governmental Entities required for ownership and operation and ongoing construction and maintenance of its applicable Facility and the operation of its business (collectively, “Permits”);

(ii)                                  all material Permits are listed in Section 4.07 of the Seller Disclosure Schedule (the “Material Permits”);

(iii)                               all Material Permits are in full force and effect and are final and nonappealable and each such Material Permit is held by and is in the name of the entity among the Acquired Companies that owns the Facility to which the Material Permit is applicable; and

(iv)                              no Claim or Order to revoke, limit or modify any Permit (i) has been served or imposed upon any Seller or any Acquired Company since the applicable Lookback Date, or to the Knowledge of the Seller with respect to the Milford Facility during the one (1) year period before the Lookback Date, or (ii) to the Knowledge of the Sellers, is threatened.

(v)                                 The Acquired Companies have timely applied for renewal of all Material Permits and any Material Permit that has expired by its terms has been administratively extended by such renewal application.

Section 4.08                            Contracts.  (a) Section 4.08 of the Seller Disclosure Schedule sets forth a list of the following Contracts in effect on the date of this Agreement to which any of the Acquired Companies is a party (such Contracts, collectively, the “Material Contracts”):

(i)                                     Contracts, including any service agreement, parts supply agreement, operation and maintenance agreement, administrative services agreement and management agreement requiring payments or with aggregate consideration in excess of $500,000 per Contract per annum or $1,000,000, in the aggregate per Contract;

(ii)                                  Contracts for the transmission, purchase, marketing, exchange or sale of electric power, including energy, capacity, steam or any ancillary services;

(iii)                               Contracts for the transportation, storage, balancing, metering purchase, supply, exchange or sale of natural gas, other fuels for the Facilities, water or wastewater;

(iv)                              Contracts for the sale of any material Assets of the Acquired Companies (other than in the ordinary course of business), or that grant a right or option to purchase, exchange or sell any material Assets;

(v)                                 electric and gas interconnection Contracts;

(vi)                              any outstanding loan agreements, indentures, guarantee agreements, mortgages, promissory notes or other documents relating to the borrowing of money by any Acquired Company and any Contracts for borrowed money or evidencing capitalized lease obligations;

(vii)                           Contracts with any Governmental Entity (excluding Permits);

(viii)                        Contracts that contain any covenant which materially restricts any Acquired Company from competing or engaging in its respective business;

(ix)                              outstanding agreements of guaranty, surety or indemnification (excluding indemnification provisions customarily included in Contracts entered into in the ordinary course of business), direct or indirect, by such Acquired Company;

(x)                                 outstanding futures, swap, collar, put, call, floor, cap, option or other Contracts that have underlying value and payment liability driven by or tied to fluctuations in the price of commodities, including electric power, natural gas, fuel oil, other fuel or securities;

(xi)                              Contracts that purport to grant exclusivity to, or by, any Acquired Company in any line of business or in any geographic area or Contracts that purport to limit any Acquired Company’s freedom to compete or solicit customers;

(xii)                           partnership, joint venture or limited liability company agreements (other than the Organizational Documents of the Acquired Companies);

(xiii)                        Contracts between an Acquired Company, on the one hand, and either Seller or any Affiliate of such Seller, on the other hand, other than Contracts with Affiliates to be terminated at Closing;

(xiv)                       Contracts containing an obligation to purchase any good or service exclusively from a single Person;

(xv)                          Contracts that provide for the acquisition by merger or otherwise of capital stock or material assets of another Person; and

(xvi)                       any employment, employee benefit or labor contract.

(b)                                 The Purchaser has been provided with true and correct copies of all, or the opportunity to review, Material Contracts, including all amendments thereto.

(c)                                  (i) Each Material Contract (other than a Material Contract that will terminate or expire by its terms prior to the Closing) constitutes the valid and binding obligation of the relevant Acquired Company or Affiliate, as applicable, that is a party thereto and, to the Knowledge of the Sellers, the other parties thereto, and is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exceptions; and (ii) none of the Acquired Companies or, to the Knowledge of the Sellers, any counterparty to any Material Contract, is in breach, violation or default (or would be in breach, violation or default but for the existence of a cure period) thereof in any material respect. None of Seller, or any Acquired Company, or to

Sellers’ Knowledge, any other party thereto has received or delivered any written notice of termination or suspension of, or breach or default under, any Material Contract (or written notice of the occurrence of any event or circumstance that would reasonably be expected to result in such a termination, suspension, breach or default), and to the Knowledge of Sellers no action is being taken by any Person to terminate or suspend any Material Contract.

(d)                                 Section 4.08(d) of the Seller Disclosure Schedule contains a true and complete list of each outstanding guaranty, letter of credit, performance or surety bond or similar credit support arrangement for or on behalf of the Acquired Companies that have been provided by or on behalf of the Seller Parties and their Affiliates.

Section 4.09                            Real Property; Ownership of Assets.

(a)                                 Except as set forth in the Title Commitments, each Acquired Company has (i) good and marketable title to the real property described in the Title Commitments as being owned in fee by such Acquired Company and all buildings, improvements and fixtures located thereon (“Owned Real Property”), (ii) good and valid title to all material personal property held by such Acquired Company or which it purports to own and (iii) good and valid easement interests in and to that certain real property described in the Title Commitments as being subject to easement interests held by such Acquired Company pursuant to the applicable easements described in such Title Commitments (“Easement Real Property” and, collectively with Owned Real Property, the “Real Property”), in each case, free and clear of all Liens other than Permitted Liens.

(b)                                 Except as set forth in the Title Commitments, there are no leases, licenses or occupancy agreements affecting the Owned Real Property.

(c)                                  Except for the Real Property and the Real Property Agreements, none of the Acquired Companies has any other rights or interests in real property.

(d)                                 Subject to the matters disclosed in the Title Commitments, each agreement  that is set forth in the Title Commitments pursuant to which any of the Acquired Companies holds an exclusive or non-exclusive easement, license or other right to use real property (i) is a legal, valid and binding agreement of the Acquired Companies; (ii) is in full force and effect; (iii) is enforceable against the Acquired Companies that is a party thereto, and to Sellers’ Knowledge, against each other Person that is a party thereto; and (iv) there exists no material default (or any condition or event which, after notice or lapse of time or both, would constitute a material default) thereunder on the part of the Acquired Companies, or, to Sellers’ Knowledge, by any other Person that is a party thereto.

(e)                                  None of the interests of the Acquired Companies in any Real Property is subject to or encumbered by any purchase option, right of first refusal or other contractual right or obligation of any Acquired Company to sell, assign or dispose of all or any portion of such interests of such Real Property or to lease, sublease or otherwise grant rights to use its interest in such Real Property or the Real Property Agreements applicable thereto to any other Person.

(f)                                   The Acquired Companies have delivered to Purchaser copies of the Existing Title Policies and the Existing Surveys that are in Sellers’ possession.

Section 4.10                            Employee Matters.  (a)  The Acquired Companies do not have, and since the applicable Lookback Date, and to the Knowledge of the Seller with respect to the Milford Facility during the one (1) year period before the Lookback Date, have not had, any employees.  The Acquired Companies do not have any liability with respect to the compensation or employee benefits of, or any other employment-related liability with respect to, any employee or former employee of Sellers or their Affiliates. The Acquired Companies are not party to a collective bargaining agreement or similar agreement with a labor organization.

(b)                                 Section 4.10(b) of the Seller Disclosure Schedule contains a true, correct and complete list of each Benefit Plan. Each Benefit Plan has been maintained and administered, in all material respects, in accordance with its governing instruments and all applicable Laws, including, but not limited to, ERISA and the Code. The Acquired Companies do not sponsor or maintain any Benefit Plan and, as of the Closing Date, the Acquired Companies have no liability with respect to any Benefit Plan.  The Acquired Companies have no liability (contingent or otherwise) with respect to any defined benefit pension plan or any post-retirement welfare plan and after the Closing, no Acquired Company is reasonably expected to have any liability under or by reason of an “employee benefit plan” as defined in Section 3(3) of ERISA maintained by an ERISA Affiliate that is (i) subject to Title IV of ERISA or Section 412 of the Code,  (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(c)                                  With respect to the Acquired Company Related Employees:

(i)                                     no Acquired Company Related Employees are represented by a union or other collective bargaining entity;

(ii)                                  no Acquired Company Related Employees are covered or have been covered by a collective bargaining agreement for the past one (1) year;

(iii)                               in the past one (1) year, there has not occurred, nor has there been threatened, a labor strike, request for representation, union organizing campaign, grievance, work stoppage or lockout by Acquired Company Related Employees;

(iv)                              in the past one (1) year, no charges or complaints have been filed with, nor to the Knowledge of the Sellers, any investigations threatened or commenced by, any Governmental Entity responsible for the enforcement of labor or employment laws or regulations in relation to the Acquired Company Related Employees, and there are no pending judgments decrees, injunctions, rulings or orders pertaining to labor or employment matters from a Governmental Entity affecting the Acquired Companies or the Acquired Company Related Employees;

(v)                                 there are no Claims pending or, to the Knowledge of the Sellers, threatened against the Acquired Companies or their Affiliates by or on behalf of any current or former Acquired Company Related Employees, or by or on behalf of any current or former director, officer, employee or independent contractor of the Acquired Companies pertaining to any labor or employment matters; and

(vi)                              for the past one (1) year, the employment of all Acquired Company Related Employees has been managed in material compliance with all federal, state and local laws respecting employment and employment practices, including, without limitation, terms and conditions of employment, termination of employment, occupational safety and health, immigration, and wages and hours.

(d)                                 There has been no “mass layoff” or “plant closing” within the meaning of Worker Adjustment and Retraining Notification (WARN) Act, and any similar state or local “mass layoff” or “plant closing” law with respect to the Facilities within the six (6) months prior to Closing.

(e)                                  Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination or opinion letter as to its qualification.

(f)                                   None of the Acquired Companies have any indemnity or gross-up obligation to any Continuing Employee for any Taxes or penalties imposed under Sections 4999 or 409A of the Code.

(g)                                  Sellers represent that with respect to each Benefit Plan, true and correct copies of (i) such Benefit Plan, including all amendments thereto, (ii) each trust, insurance, annuity or other funding Contract related thereto, including any group contracts and insurance policies, (iii) the most recent summary plan description together with any summary or summaries of material modifications thereto, and (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto has been provided to the Purchaser.

Section 4.11                            Environmental Matters.

(a)                                 Except as set forth in Section 4.11(a)(i) of the Seller Disclosure Schedule, each Acquired Company (i) holds all Permits issued under Environmental Law (the “Environmental Permits”) with respect to its applicable Facility, (ii) all material Environmental Permits are listed in Section 4.11(a)(ii) of the Seller Disclosure Schedule, (iii) except as set forth in Section 4.11(a)(iii) of the Seller Disclosure Schedule, all Environmental Permits are in full force and effect and are final and nonappealable and (iv) no Claim or order to revoke, limit or modify any Environmental Permit (A) has been served or imposed upon the Seller or any Acquired Company since the applicable Lookback Date or, with respect to the Milford Facility and to the Knowledge of the Seller, during the one-year period before the applicable Lookback Date, or (B) to the Knowledge of the Seller, is threatened.

(b)                                 Except as disclosed in Section 4.11(b) of the Seller Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect:

(i)                                     to the Knowledge of the Sellers, each Acquired Company is in compliance with all applicable Environmental Laws.

(ii)                                  there are no actions, claims or investigations or proceedings pending or, to the Knowledge of the Sellers, threatened by any Governmental Entity or other person in writing against any Acquired Company alleging any violation of, or liability under, any Environmental Law or Environmental Permit.

(iii)                               none of the Acquired Companies are subject to any written decree, order or judgment requiring the investigation or cleanup of any Hazardous Substance under any Environmental Law at any real property currently or formerly owned or operated by such Acquired Company, as applicable, or at any other real property at which Hazardous Substances were disposed of or released by or on behalf of any Acquired Company.

(c)                                  Except as set forth in Section 4.11(c) of the Seller Disclosure Schedules or as would not reasonably be expected to have a Material Adverse Effect, to Sellers’ Knowledge: (i) there has been no release of any Hazardous Substance since the applicable Lookback Date (and with respect to the Milford Facility during the one year period before the applicable Lookback Date) at the Facilities, from the Facilities, or to any other location, in each case, that would reasonably be expected to be the subject of any Claim against any Acquired Company or otherwise result in liability to such Acquired Company and (ii) no Hazardous Substances are present in the groundwater or on-site water supply wells at the Facilities in violation of, or in condition that would reasonably be expected to result in liability to any Acquired Company relating to, any Environmental Law.

(d)                                 Notwithstanding any provision of this Agreement to the contrary, the representations and warranties in this Section 4.11 are the sole and exclusive representations relating to environmental matters, including compliance with any Environmental Law or Environmental Permits or the use, management, generation, treatment, storage, disposal, release, transport or handling of Hazardous Substances.

Section 4.12                            Taxes.  (a)   (i) all material Tax Returns required to be filed by each Acquired Company have been filed when due in accordance with applicable Law in all material respects (taking into account extensions) (ii) all such Tax returns are true, correct and complete in all material respects, (iii) all Taxes shown as due on such Tax Returns and all other Taxes whether or not shown as due on such Tax Returns (including estimated Tax payments) have been paid within the time required by applicable Law, (iv) there is no Claim or audit pending with respect to any material Tax of any Acquired Company, (v) there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of material Taxes of any Acquired Company, (vi) each Acquired Company has timely and properly collected, withheld and remitted to the Taxing Authority to whom such payment is due all material amounts required to be collected or withheld by them for the payment of material Taxes; (vii) there are no Liens for Taxes, upon the Assets of each Acquired Company, other than Permitted Liens; (viii) no Acquired Company has in force any consents extending the statutory period of limitations, outstanding agreements, or waivers applicable to any Taxes or deficiency and, none of the Acquired Companies or Sellers have requested any extensions of time within which to file any Tax return; (ix) except as set forth in Section 4.12(a)(ix) of the Seller Disclosure Schedule, there are no Tax sharing, allocation, indemnification or similar agreements or arrangements in effect as between any Acquired Company and any other party, other than those agreements or arrangements entered into in the ordinary course of business that are not primarily related to Tax matters, (x) (A) as of the Closing, each of the Acquired Companies will be classified as a disregarded entity (within the meaning of Treasury Regulation Section 301.7701-3) for U.S. federal income Tax purposes, and (B) since their acquisition by the Sellers (or their Affiliates), each of the Acquired Companies has been classified as a disregarded entity (within the meaning of Treasury Regulation Section 301.7701-3); (xi) no claim is pending, threatened in writing, or in progress by any Taxing Authority in a jurisdiction where an Acquired Company does not file a Tax Return that such

Acquired Company is or may be subject to taxation by that jurisdiction; (xii) to the Knowledge of the Sellers, no Acquired Company has been a member of an affiliated, combined, consolidated or unitary group for Tax filing purposes other than a group of which the Acquired Companies are the sole members; (xiii) to the Knowledge of the Sellers, no Acquired Company has any liability for Taxes of another person as a transferee or successor; and (xiv) the sale of the Acquired Companies is not the sale of all or substantially all of the assets of either Seller located in Massachusetts.  Notwithstanding any provision in this Agreement to the contrary, (i) Section 4.05, Section 4.10 and Section 4.12 contain all of the representations and warranties by Sellers regarding Taxes and all Tax matters of or related to the Acquired Companies, (ii) no breach or inaccuracy of any representation or warranty in this Section 4.12 (other than Section 4.12(a)(x)(A)) shall entitle the Indemnified Purchaser Entities to be indemnified for Indemnifiable Losses with respect to Taxes relating to any taxable period (or portion thereof) commencing after the Closing Date and (iii) the Indemnified Purchaser Entities shall not be entitled to indemnification for any reduction in or loss of net operating loss carryforwards, capital loss carryforwards or other Tax attributes that arise from a breach of any of the representations and warranties made by Sellers in this Section 4.12 (other than Section 4.12(a)(x)(A)).

Section 4.13                            Brokers. None of the Acquired Companies have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Section 4.14                            Intercompany Obligations. Except as set forth in Section 4.14 of the Seller Disclosure Schedule, no obligations, Contracts or other liabilities exist between any Acquired Company, on the one hand, and the respective Seller, the other Acquired Company or any of their respective Affiliates (other than such Acquired Company), on the other hand, and none of the matters set forth in Section 4.14 of the Seller Disclosure Schedule will continue in effect after the Closing (“Affiliate Obligations”).

Section 4.15                            Insurance. Section 4.15 of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all material insurance policies maintained by any Acquired Company or its Affiliates with respect to which such Acquired Company is a named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”). To the Knowledge of the Sellers, the Insurance Policies are in full force and effect on the date hereof and there are no outstanding unpaid premiums with respect thereto except in the ordinary course of business. There is no material claim by any Acquired Company pending under the Insurance Policies and, from the applicable Lookback Date to the date hereof (and to the Knowledge of the Seller with respect to the Milford Facility during the one (1) year period before the Lookback Date), the Acquired Companies have never made a claim under any of the Insurance Policies, in each case, as to which coverage has been denied or disputed by the underwriters of the Insurance Policies.

Section 4.16                            Intellectual Property. Each Acquired Company owns or possesses adequate and sufficient licenses or other valid rights to use all existing software, trade secrets, technology, trademarks, trade names, service marks, materials subject to copyright Laws and other intangible intellectual property rights (the “Intellectual Property”) (a) listed in Section 4.16(a) of the Seller Disclosure Schedules or (b) otherwise currently used in its business, except, in the case of clause (b), (i) as set forth in Section 4.16(b) of the Seller Disclosure Schedule (which Intellectual Property is excluded from the transactions contemplated by this Agreement)

or (ii) where the failure to do so would not be material to the Acquired Companies, taken as a whole. Except as would not have a Material Adverse Effect, (x) no Acquired Company has received any written notice or other written communication that such Acquired Company is infringing any Intellectual Property of any other Person and (y) to the Knowledge of the Seller, no Person is infringing upon any Intellectual Property of any Acquired Company.

Section 4.17                            Regulatory Matters.  (a) Except as set forth in Section 4.17(a) of the Seller Disclosure Schedule, each of the Acquired Companies (i) has received authorization from FERC pursuant to Section 205 of the Federal Power Act to sell electric energy, capacity and certain ancillary services at market-based rates under a filed tariff in a final order no longer subject to rehearing or appeal and such filed market-based rate tariff and all sales made thereunder are in compliance in all material respects with FERC regulations and orders relating thereto, (ii) has been granted by FERC such waivers and blanket authorizations (including blanket authorization to issue securities and to assume liabilities under Section 204 of the Federal Power Act, and Part 34 of FERC’s regulations) as are customarily granted to entities with market-based rate authority, (iii) has status as an “Exempt Wholesale Generator” within the meaning of PUHCA, (iv) has no Knowledge of any facts that are reasonably likely to cause the Acquired Company to lose its market-based rate authorization or status as an “Exempt Wholesale Generator,” (v) is not subject to regulation by a state Governmental Entity as a “public utility” or “public service company” (or similar designation) with respect to its rates, securities issuances, and capital structure, and (vi) has not received any written notice or threat of notice from any Governmental Entity alleging any violation of any Law with respect to its market-based rate authorization.

(b)                                 The Facilities have cleared capacity in the ISO-NE capacity market’s forward capacity auction in the quantities (MW) and at the pricing ($/MW-day), as set forth on Section 4.17(b) of the Seller Disclosure Schedule.

(c)                                  ISO-NE has made a final determination that the Facilities qualify to receive capacity cost payments under Schedule 2 — Reactive Supply and Voltage Control Service under Section II of the ISO-NE Open Access Transmission Tariff based upon the qualified Volt Ampere Reactive Capability of the Facilities which is set forth in Section 4.17(c) of the Seller Disclosure Schedule.

Section 4.18                            Title to Assets. The business of each Acquired Company is the only business operation carried on by such Acquired Company except for the matters disclosed in Section 4.18 of Seller Disclosure Schedule.

Section 4.19                            Solvency. Each Acquired Company is solvent and able to pay its debts and obligations as they become due. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by or, to the Knowledge of the Seller, threatened against any Acquired Company.

Section 4.20                            Bank Accounts. Except as set forth in Section 4.20 of the Seller Disclosure Schedule, the Acquired Companies do not own any bank account as of the date of this Agreement. As of the Closing Date, the Sellers shall have taken all actions necessary to cause all of the Acquired Companies’ bank accounts to be closed on or before the Closing Date or as soon as possible after the Closing Date.

Section 4.21                            Sufficiency. Other than (a) as set forth in Section 4.21 of the Seller Disclosure Schedule, (b) any Contract set forth in Section 4.16(b) of the Seller Disclosure Schedule, and (c) any services provided by any Company Employee that does not accept the offer of employment described in Section 6.07(a), (i) upon the Closing, each Acquired Company’s assets and properties will constitute assets and properties (including hardware, software and IT resources) sufficient to own, operate and maintain the Facilities in all material respects as owned, operated and maintained by the Acquired Companies prior to the Closing Date, and (ii) from and after the Closing, the Sellers and their respective Affiliates (other than the Acquired Companies) shall not own any material assets or properties used in or held for use in such business as currently conducted.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as disclosed in the Purchaser Disclosure Schedule, the Purchaser hereby represents and warrants to each Seller as follows:

Section 5.01                            Organization and Existence. The Purchaser is a Delaware limited liability company, duly organized, validly existing and in good standing in its jurisdiction of organization. The Purchaser is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder make such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not, individually or in the aggregate, have a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 5.02                            Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the other agreements and instruments to be delivered hereunder by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been, and each other agreement and instrument to be delivered hereunder by the Purchaser shall be, when executed and delivered, duly executed and delivered by the Purchaser. This Agreement constitutes, and each other agreement and instrument to be delivered hereunder by the Purchaser will, when executed and delivered, constitute (assuming the due execution and delivery by the Sellers) a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

Section 5.03                            Consents. No Consent of, or Filing with, any Governmental Entity which has not been obtained or made by the Purchaser is required to be obtained or made by the Purchaser in connection with the execution and delivery of this Agreement or the other agreements and instruments to be delivered hereunder by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) the Consents and Filings set forth in Section 5.03 of the Purchaser Disclosure Schedule (the “Purchaser Required Consents”) and (b) the Consents and Filings the failure of which to obtain or make would not result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 5.04                            Noncontravention. Assuming that all the Purchaser Required Consents have been timely made, obtained or given, as applicable, the execution, delivery and performance of this Agreement and the other agreements and instruments to be delivered hereunder by the Purchaser does not, and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not contravene or violate any provision of (a) the Organizational Documents of the Purchaser, (b) any Contract to which the Purchaser is a party or by which the Purchaser is bound or (c) any Law to which the Purchaser is subject or by which any property or asset of the Purchaser is bound or affected except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 5.05                            Litigation. There are no actions or proceedings pending or, to the Purchaser’s Knowledge, threatened against or otherwise relating to the Purchaser or any of its Affiliates before any Governmental Entity or any arbitrator, that would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby. The Purchaser is not subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any arbitrator that prohibits the consummation of the transactions contemplated by this Agreement or would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 5.06                            Compliance with Laws. The Purchaser is not in violation of any Law, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 5.07                            Brokers. Neither the Purchaser nor any of its Affiliates has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Sellers or their Affiliates are or could become liable or obliged.

Section 5.08                            Investment Intent. The Purchaser acknowledges that neither the offer nor the sale of the Interests has been registered under the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or under any state or foreign securities Laws. The Purchaser is acquiring the Interests for its own account for investment, without a view to, or for a resale in connection with, the distribution thereof in violation of the Securities Act or any applicable state or foreign securities Laws and with no present intention of distributing or reselling any part thereof. The Purchaser will not distribute or resell any of the Interests in violation of any such Laws.

Section 5.09                            Available Funds; Source of Funds.

The Purchaser will have at Closing, sufficient cash or other sources of immediately available funds to pay in cash the Purchase Price in accordance with Article II and for all other actions necessary for the Purchaser to consummate the transactions contemplated in this Agreement. All funds paid and to be paid to each Seller shall not have been derived from, or constitute, either directly or indirectly, the proceeds of any criminal activity under the anti-money laundering Laws of the U.S.

Section 5.10         Investigation. The Purchaser is a sophisticated entity, knowledgeable about the industry in which the Acquired Companies operate, experienced in investments in such businesses and able to bear the economic risk associated with the purchase of the Interests. The Purchaser has such knowledge and experience as to be aware of the risks and uncertainties inherent in the purchase of interests of the type contemplated in this Agreement and has independently made its own analysis and decision to enter into this Agreement.  The Purchaser has had access to the books and records, of the Acquired Companies made available to the Purchaser not less than two (2) Business Days prior to the date hereof in the electronic data room established by the Sellers, for purposes of conducting the Purchaser’s due diligence investigation of the Acquired Companies.

Section 5.11         Legal Impediments. To the Knowledge of the Purchaser, there are no facts relating to the Purchaser, any applicable Law or any Contract to which the Purchaser is a party that would disqualify the Purchaser from obtaining control of the Interests or the Acquired Companies or that would prevent, delay or limit the ability of the Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 5.12         No Other Representations and Warranties. Except for the representations and warranties expressly set forth in the Seller Guaranty, Article III and Article IV (as modified by the Seller Disclosure Schedule), the Purchaser (i)(A) specifically acknowledges and agrees that neither the Sellers, the Acquired Companies nor any of their respective Affiliates, Representatives or equityholders nor any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at Law (including at common law or by statute) or in equity), including with respect to the Acquired Companies or their respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Projection, and (B) hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Projection, (ii) specifically acknowledges and agrees to the Sellers’ express disclaimer and negation of any such other representation or warranty or any Projection and of all liability and responsibility for any such other representation or warranty or any Projection and (iii) expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity) against (A) the Sellers and the Acquired Companies in connection with accuracy, completeness or materiality of any Projection and (B) any Affiliate of the Sellers or any Acquired Company or any of their respective Representatives or equityholders or any other Person, and hereby specifically acknowledges and agrees that such Persons shall have no liability or obligations, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof, including (1) for any alleged nondisclosure or misrepresentations made by any such Person or (2) in connection with accuracy, completeness or materiality of any Projection. The Purchaser acknowledges and agrees that (x) it has conducted to its satisfaction its own independent investigation of the transactions contemplated hereby (including with respect to the Acquired Companies and their respective businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby, has relied solely on the results of such independent investigation and the representations and warranties of the Sellers expressly set forth in Article III and Article IV (as modified by the Seller Disclosure Schedule), and (y) except for the representations and warranties of the Sellers expressly set forth in Article III and Article IV (as modified by the Seller Disclosure Schedule), it has not relied on, or been induced by, any representation, warranty or other statement of or by the Sellers or the Acquired Companies or any of their respective Affiliates, Representatives or equityholders or any other Person, including any Projection or with respect to the Acquired Companies or any of their respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Projection, in determining to enter into this Agreement and proceed with the transactions contemplated hereby.  As used herein, “Projection” shall mean any opinion, projection, forecast, statement, budget, estimate, advice or other similar information (including such information with respect to Filings with and Consents of any Governmental Entity (including FERC) or information with respect to the future revenues, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Acquired Companies, as well as any other business plan and cost-related plan information of the Acquired Companies), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to the Purchaser, its Affiliates or its Representatives, in each case, whether made by the Sellers, the Acquired Companies or any of their respective Affiliates, Representatives or equityholders or any other Person. Notwithstanding the foregoing, nothing in this Section 5.12 shall be deemed to affect or limit the rights and obligations of the Parties in respect of fraud.

Section 5.13         Solvency. Immediately after giving effect to the Closing and the consummation of the other transactions contemplated by this Agreement (including any Financing entered into in connection therewith), the Purchaser and the Acquired Companies shall be solvent and able pay their respective debts and obligations as they become due. In completing the transactions contemplated by this Agreement, the Purchaser does not intend to hinder, delay or defraud any present or future creditors of the Purchaser or the Acquired Companies.

ARTICLE VI
COVENANTS

Section 6.01         Information Pending Closing.  (a)  From the date of this Agreement through the earlier of the Closing or the termination of this Agreement pursuant to Section 10.01 (the “Interim Period”), the Sellers shall use commercially reasonable efforts to provide the Purchaser and its Representatives with information as to the Acquired Companies and their material operations for purposes reasonably related to this Agreement, as reasonably requested by the Purchaser and to the extent such information is readily available to the Sellers or can be obtained by the Sellers without any material interference with the business or operations of the Acquired Companies. Notwithstanding the foregoing, the Sellers shall not be required to provide any information (i) which any Seller reasonably believes it or any Acquired Company is prohibited from providing to the Purchaser by reason of applicable Law, which constitutes or allows access to information protected by attorney/client privilege, or which such Seller or Acquired Company is required to keep confidential or prevent access to by reason of any Contract with a third party, or (ii) relating to any potential sale of an Acquired Company or a Facility to any other Person. All requests for access or information pursuant to this Section 6.01 shall be directed to the Sellers or their designees.  Notwithstanding anything contained herein, from the date of this Agreement through the Closing, the Purchaser shall not be permitted to (and shall cause its Affiliates and their respective Representatives not to) contact any Seller’s, its Affiliates’ or the Acquired Companies’ respective equity owners, employees, vendors, customers, suppliers, Representatives or other material commercial counterparty of any Acquired Company without prior authorization from such Seller. Notwithstanding anything in this Agreement to the contrary, prior to the Closing, Purchaser and its Representatives shall not be permitted to perform any environmental sampling at any Facility, including sampling of soil, groundwater, surface water, building materials or air or wastewater emissions.

(b)           The Purchaser shall indemnify and hold harmless each Seller, its Affiliates and their respective Representatives for any and all Indemnifiable Losses incurred by such Seller, its Affiliates or their respective Representatives arising out of Purchaser’s access rights under this Section 6.01.

(c)           During the Interim Period, Sellers shall deliver quarterly unaudited financial statements of the Acquired Companies to Purchaser within 45 days after the end of each quarter.

(d)           During the Interim Period, without limiting Section 6.02, Sellers shall promptly (a) notify Purchaser regarding any Contract entered into after the date hereof by any Acquired Company, any Seller or any of the respective Affiliates in respect of the Milford Uprate, (b) provide copies of each such Contract to the Purchaser, and (c) notify Purchaser with respect to any other material developments regarding the Milford Uprate. Furthermore, at Purchaser’s request, Sellers shall, and shall cause their applicable Affiliates to, (i) assign any Contract that is primarily related to the Milford Uprate and to which Milford is not a party, and (ii) assign and deliver any report or other work product primarily related to the Milford Uprate and which is not addressed to and in the possession of Milford on or prior to the Closing Date, to Milford; provided, however, that to the extent that consent of any third party is required for any such assignment or delivery, or for Milford’s reliance on any such report or work product, Sellers shall use their commercially reasonable efforts to obtain such consent on or prior to Closing, and if not obtained on or prior to Closing, from and after the Closing and Sellers shall not be required to effect such assignment or delivery until such consent is obtained.

Section 6.02         Conduct of Business Pending the Closing.  (a)  During the Interim Period, except (1) as required or expressly permitted by the provisions of this Agreement, (2) as set forth in Section 6.02(a) of the Seller Disclosure Schedule, (3) as may be required under applicable Law or a Contract or in response to an emergency or (4) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Sellers shall (A) cause each Acquired Company to operate in the ordinary course in all material respects consistent with past practice and (B) use their commercially reasonable efforts to (1) preserve, maintain and protect the assets and properties of each Acquired Company, (2) comply with Laws, Material Permits and Material Contracts and (3) maintain all material relationships with customers, suppliers and Governmental Entities. Without limiting the foregoing, during the Interim Period, except (w) as expressly permitted by the provisions of this Agreement, (x) as set forth in Section 6.02(a) of the Seller Disclosure Schedule, (y) as may be required under applicable Law or a Contract or in response to an emergency or (z) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Sellers shall cause each of the Acquired Companies not to do the following:

(i)            sell, transfer, convey, abandon, cancel or otherwise dispose of any material Assets, other than (A) sales, transfers, conveyances abandonments, cancelations or other dispositions of obsolete fixtures, obsolete equipment and obsolete tangible personal property or (B) distributions by such Acquired Company to the respective Seller of cash pursuant to Section 6.15(b); provided that such distributions are excluded from the calculation of the Net Working Capital of such Acquired Company as of the Closing Date (including, for the avoidance of doubt, in the calculations of the Estimated Net Working Capital Adjustment Amount and the Closing Date Net Working Capital Adjustment Amount);

(ii)           merge or consolidate with any other Person or acquire all or substantially all of the assets of any other Person;

(iii)          except for any Affiliate Obligation that is subject to Section 6.02(c), enter into, terminate, materially amend, grant any waiver of any material term under, or grant any material consent with respect to any Material Contract (or any Contract that would be a Material Contract if in existence on the date hereof);

(iv)          except with respect to the change or renewal of the Title V air operating permits as provided in Section 6.02(d), enter into or modify, terminate, cancel, renew or assign any Material Permit or any permit related to the Milford Uprate, other than any Material Permit that will expire prior to the Closing by its terms, and other than the renewal of any Material Permit in a timely fashion without material modifications to the terms of such Material Permit, except as may be required by applicable Law;

(v)           issue, reserve for issuance, pledge or otherwise encumber, redeem or sell any of its respective equity interests;

(vi)          liquidate, dissolve or otherwise wind up its business or operations;

(vii)         purchase any equity securities of any Person;

(viii)        amend or modify its respective Organizational Documents in a manner adverse to Purchaser;

(ix)          effect any recapitalization, reclassification or other change in its capitalization;

(x)           acquire any asset or make or commit to incur any capital expenditure (i) in excess of $500,000 individually and $1,000,000 in the aggregate, other than capital expenditures that are fully funded prior to Closing or (ii) in connection with the Milford Uprate;

(xi)          engage in any material new line of business;

(xii)         other than any Indebtedness for borrowed money or capitalized lease obligations or Liens which will be discharged at Closing, create, incur or assume any such Indebtedness or grant any Lien on any of its assets or properties (other than any Permitted Liens);

(xiii)        settle any Claim or compromise or settle any liability, unless the amount of such settlement or compromise involves only monetary obligations and does not exceed $500,000, individually, or $1,000,000, in the aggregate, for all such amounts under this Section 6.02(a)(xii), in excess of the amounts of (A) any proceeds received from any insurance policies in connection with such settlement or compromise or (B) the amount of such settlement or compromise reflected on the Financial Statements (including the notes thereto)

(xiv)        cancel or materially change coverage under any Insurance Policy (other than where such change is necessary because existing coverage is no longer available on commercially reasonable terms);

(xv)         except as may be required to meet the requirements of applicable Laws or GAAP, change any accounting method or practice in a manner that is inconsistent with past practice;

(xvi)        cause or allow to be hired, or hire for its account any employees, except in the ordinary course of business consistent with past practice to fill any vacancy resulting from the termination of employment of an employee; or hire any plant manager without the Purchaser’s prior written consent, which such consent shall not be unreasonably withheld, conditioned or delayed;

(xvii)       except in the ordinary course of business consistent with past practice, grant any increase in the compensation or severance pay to any Person who will be a Continuing Employee, except, in the case of a material increase in severance pay, if the Seller or any of its Affiliates (other than the Acquired Companies after the Closing) will be solely responsible therefor, or adopt, enter into or materially amend any Benefit Plan in respect of any Person who will be Acquired Company Related Employees;

(xviii)      make any change in its Tax accounting or Tax reporting principles, methods or policies, make any new, or change any existing, election with respect to Taxes, amend any Tax Return, settle any Tax liability, enter into any Contract with respect to Taxes, enter into any settlement or closing agreement with respect to Taxes with any Taxing Authority, in each case, to the extent such change, election, settlement, Contract or agreement could reasonably be expected to give rise to a material adverse consequence to an Indemnified Purchaser Entity;

(xix)        take any action that would jeopardize the exempt wholesale generator status of or the market based rate authority granted to each of the Acquired Companies; or

(xx)         agree or commit to do any of the foregoing.

(b)           Notwithstanding anything to the contrary set forth in Section 6.02(a), prior to the Closing, any Acquired Company may transfer ownership of or any other interest in any of the assets set forth in Section 6.02(b) of the Seller Disclosure Schedule to the respective Seller or any Affiliate of such Seller (other than the Acquired Companies).

(c)           Notwithstanding anything to the contrary set forth in Section 6.02(a): prior to the Closing, each Seller shall cause (at its sole cost and expense and without right to any contribution or reimbursement from either of the Acquired Companies or Purchaser) all obligations, Contracts or other liabilities between its respective Acquired Company, on the one hand, and either Seller, the other Acquired Company or any of its Affiliates (other than such Acquired Company), on the other hand, to be terminated and of no further force and effect, with no obligations arising as a result of or surviving such termination.

(d)           Prior to the Closing, each Seller shall reasonably consult with the Purchaser in connection with the application for renewal or change of the Title V air operating permits, whether such renewal has been submitted prior to the date hereof or to be filed after the date hereof, by (i) providing periodic updates to the Purchaser of material developments in connection with such application, (ii) sharing with the Purchaser notices, drafts, requests for information and other material correspondence to and from the applicable Governmental Entity (including allowing Purchaser the opportunity to review drafts before filing), (iii) notifying the Purchaser in advance of any material meetings, conference calls or other proceedings with the applicable Governmental Entity in connection with such application and (iv) considering in good faith the Purchaser’s input in connection with such notices, drafts, request for information, correspondence, meetings, conference calls and proceedings. Each Seller shall not agree to the finalization of such renewal of the Title V air operating permit for its Facility on terms that are materially less favorable, in the aggregate, to Purchaser than those set forth in the existing Title V permit without the prior written consent of the Purchaser (which shall not be unreasonably withheld, conditioned or delayed).

(e)           At the request of Purchaser, prior to Closing, Sellers shall, and shall cause their Affiliates to, assign to Milford any consulting or engineering contracts primarily relating to the Milford Uprate to which Sellers or their Affiliates are a party.

Section 6.03         Tax Matters.

(a)           Tax Returns. Each Seller shall be responsible for, and shall cause to be prepared in a manner consistent with past practice (except as required by applicable Law) and timely filed, the Tax Returns for the respective Acquired Company with respect to taxable periods ending on or prior to the Closing Date. Each Seller shall timely pay, or at Purchaser’s election, reimburse Purchaser for, any Taxes as shown due on such Tax Return as filed. The Purchaser shall not, and shall cause the Acquired Companies not to, amend any Tax Return of such Acquired Company for a Pre-Closing Tax Period or a Straddle Period without consent of the applicable Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)           Allocation of Straddle Period Taxes. With respect to Taxes of the Acquired Companies relating to a Straddle Period, the Sellers shall promptly reimburse Purchaser for the amount of such Taxes allocable to the portion of the Straddle Period that is deemed to end on the close of business on the date immediately before the Closing Date, except to the extent such Taxes are reflected in the calculation of Closing Date Net Working Capital. For purposes of the preceding sentence, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such Tax period ending before the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending before the Closing Date and the denominator of which is the number of days in the entire Tax period and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant Tax period ended before the Closing Date. Purchaser shall be liable for Taxes of the Acquired Companies that are attributable to the portion of the Straddle Period beginning on the Closing Date, and shall pay such amounts to the Sellers on or before five (5) days prior to the due date of such Taxes.

(c)           Cooperation. The Purchaser and the Sellers shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by any Party, in connection with the preparation and filing of Tax Returns of the Acquired Companies and any Tax contest or other proceeding with respect to such Tax Returns. Such cooperation shall include the retention and (upon a Party’s request) the provision of records and information which are reasonably relevant to any such Tax contest or other proceeding. The requesting Party shall reimburse the cooperating Parties for all reasonable costs and expenses incurred by such cooperating Parties.

(d)           Transfer Taxes. The Purchaser shall file all Tax Returns required to be filed to report Transfer Taxes imposed on or with respect to the transactions contemplated by this Agreement. The Sellers and the Purchaser shall each be responsible for the timely payment of, and shall indemnify, defend and hold harmless the other Party or Parties from and against, 50% of all Transfer Taxes imposed on or with respect to the transactions contemplated by this Agreement.

(e)           Tax Contests.

(i)            The Purchaser, on the one hand, and the Sellers, on the other hand, shall promptly notify each other upon receipt by such Party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period or a Straddle Period for which the Sellers may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”).

(ii)           The Sellers shall have the right to control the conduct of all Tax Matters. The Purchaser may participate at its own expense with respect to any Tax Matter. If the Purchaser does not elect to participate in such Tax Matter, the Sellers shall keep the Purchaser informed of all developments on a timely basis and the Sellers shall not settle or otherwise compromise such Tax Matter without the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)          In the event of any conflict or overlap between the provisions of this Section 6.03(e) and Article IX, the provisions of this Section 6.03(e) shall govern.

(f)            Tax Refund.  At the Sellers’ request, Purchaser shall, and shall cause the Acquired Companies to, apply for any Tax refund available for any Pre-Closing Tax Period or the portion of any Straddle Period that ends before the Closing Date, provided that (i) each Seller agrees to indemnify Purchaser for any costs incurred in connection with any such action, and (ii) Purchaser reasonably determines that applying for such refund does not subject Purchaser or its Affiliates to any unreimbursed costs.  With respect to any taxable period ending before the Closing Date, any Tax refund (including any interest in respect thereof) received by Purchaser, or any Acquired Company, and any amounts of overpayments of Tax credited against Tax that Purchaser, or the Acquired Companies otherwise would be or would have been required to pay, shall be for the account of the Sellers, and Purchaser shall, or shall cause the Acquired Companies to, as the case may be, pay over to Sellers any such amounts within fifteen (15) days after the receipt of such refund or the cash benefit of such credit less any unreimbursed cost incurred by Purchaser in connection with the receipt thereof.

Section 6.04         Confidentiality; Publicity.  (a)  The Purchaser acknowledges that all information, documents and other materials provided or made available to it in connection with this Agreement and the consummation of the transactions contemplated hereby, including pursuant to Section 6.01, is Confidential Information subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to Confidential Information relating solely to the Acquired Companies. If, for any reason, the transactions contemplated by this Agreement are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b)           During the Interim Period, no Party or its respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except any such announcement or communication (i) as may be required by applicable Law or the rules and regulations of any applicable national securities exchange (provided that such Party uses its reasonable best efforts to coordinate or communicate such announcement or communication with the other Party prior to announcement or issuance) or (ii) is consistent with previous announcements or communications made jointly by the Parties or other documents mutually approved by the Parties.

(c)           If the Closing occurs, each Seller shall and shall cause its Affiliates and its and their respective Representatives to, maintain in confidence and not disclose any written, oral or other information relating to Purchaser, the Acquired Companies or the Facilities until the second (2nd) anniversary of the Closing Date, except that (i) the requirements of this Section 6.04(c) shall not apply to the extent that (A) any such information is or becomes generally available to the public other than as a result of disclosure by Sellers or their Affiliates or any of Sellers’ or Sellers’ Affiliates’ respective Representatives, (B) any such information is required by applicable Law or a Governmental Entity to be disclosed (including any report, statement, testimony or other submission to such Governmental Entity), (C) any such information is reasonably necessary to be disclosed in connection with any Claim or in any dispute with respect to this Agreement (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any Claim) or (D) any such information becomes available to either Seller or its Affiliates or any of Sellers’ or Sellers’ Affiliates’ respective Representatives after the Closing Date on a non-confidential basis and from a source (other than Purchaser or any of its Affiliates or its or their respective Representatives) that is not bound by a confidentiality agreement with respect to such information, and (ii) this Section 6.04(c) shall not prohibit disclosure of any such information to any Representatives of Sellers or their Affiliates that need to know any such information in connection with either Seller’s performance of its obligations or exercise of its rights under this Agreement and that agree to be bound by the confidentiality and non-disclosure requirements set forth in this Section 6.04(c).

Section 6.05         Post-Closing Books and Records; Financial Statements; Access. From and after the Closing, the Sellers and their Affiliates shall be entitled to retain copies (at the Sellers’ sole cost and expense) of any books, records or other documents which pertain to their ownership or operation of the Acquired Companies and the businesses thereof prior to the Closing. The Purchaser shall, and shall cause the Acquired Companies to, retain, for at least seven (7) years after the Closing Date, all books, records and other documents pertaining to the Acquired Companies’ businesses that relate to the period prior to the Closing Date, except for Tax Returns and supporting documentation relating to the Acquired Companies’ businesses or the Acquired Companies’ assets which shall be retained until sixty (60) days after the date required by applicable Law, and, for a period of seven (7) years after the Closing Date, to (a) make the same available after the Closing Date for inspection and copying by the Sellers or their Representatives (even if such books, records or other documents are or become commingled with the books, records or other documents of Purchaser and its Affiliates) and (b) grant Sellers and their Representatives access to properties transferred to the Purchaser and the personnel and representatives of the Acquired Companies during regular business hours without significant disruption to the Acquired Companies’ businesses and upon reasonable request and upon reasonable advance notice. At and after the expiration of such period, if the Sellers or any of their Affiliates have previously requested in writing that such books and records be preserved, the Purchaser shall, and shall cause the Acquired Companies to, either preserve such books and records for such reasonable period as may be requested by the Sellers or transfer such books and records to the Sellers or their designated Affiliates at the Sellers’ expense.  In the event Purchaser, the Acquired Companies or their respective Affiliates wish to destroy any such books, records or other documents after such time, the Purchaser shall first give ninety (90) days prior written notice to Sellers and Sellers shall have the right, at their option and expense, upon prior written notice given to Purchaser within such ninety (90) day period, to take possession of such books and records within one hundred and eighty (180) days after the date of such notice.

Section 6.06         Expenses. Except as otherwise provided in this Agreement, whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, including any fees, expenses or other payments incurred or owed by a Party to any brokers, financial or legal advisors or comparable other persons retained or employed by such Party in connection with the transactions contemplated by this Agreement.

Section 6.07         Employee Matters.

(a)           Acquired Company Related Employees.  Not later than sixty (60) days after the execution of this Agreement, the Purchaser shall offer or cause to be offered employment, commencing as of the Closing Date, in the same position and on the terms and conditions set forth in this Section 6.07, to each Acquired Company Related Employee. Each Acquired Company Related Employee who is not on an approved leave of absence on the Closing Dates and who accepts such an employment offer shall be treated as a “Continuing Employee” as of the Closing Date.  Any Acquired Company Related Employee on approved leave of absence on the Closing Date who accepts employment with Purchaser pursuant to the offers described in this Section 6.07(a) shall become a Continuing Employee effective as of the date of his or her reinstatement from leave of absence, so long as her or his reinstatement occurs within six months of the Closing. Each employee who would be an Acquired Company Related Employees but is inactive due to being on long-term disability shall remain an employee of Seller unless and until such individual returns to work within six months of the Closing and accepts employment with Purchaser pursuant to this subsection of the Agreement (upon which such employee shall become a Continuing Employee), and Seller shall be responsible for providing long-term disability benefits to such individual in accordance with the terms of the applicable Benefit Plan. Immediately prior to Closing, Sellers shall, or shall cause its applicable Affiliates to, pay each terminated Acquired Company Related Employees all wages, except for accrued vacation, earned and payable through the date of termination.  The Sellers agree that during the Interim Period and for a period of one (1) year after the Closing Date, neither they nor any of their Affiliates will solicit for hire or employment any Acquired Company Related Employee, and that for a period of one (1) year after the Closing Date, neither they nor any of their Affiliates will employ any Acquired Company Related Employee, without the Purchaser’s prior written consent provided, that, notwithstanding the foregoing, the Sellers or any of their Affiliates are not precluded from soliciting for employment or hiring any Acquired Company Related Employee who (i) responds to a general solicitation through a public medium or general or mass mailing by or on behalf of any Seller or any Seller’s Affiliates that is not targeted at Acquired Company Related Employees, (ii) contacts any Seller or any Seller’s Affiliates directly on such individual’s own initiative, or (iii) is terminated by the Purchaser following the Closing Date.

(b)           Continuation of Compensation and Benefits. For a one (1) year period following the Closing, the Purchaser shall provide, or shall cause to be provided, to each Continuing Employee (i) an annual base salary that is no less than the annual base salary provided to such Continuing Employee immediately prior to the Closing Date and (ii) incentive compensation opportunities (including annual and long-term incentive opportunities, but excluding any equity-based compensation) and employee benefits (but excluding any defined benefit pension or retiree medical benefits), all of which that are no less favorable in the aggregate to such Continuing Employee than the incentive compensation opportunities (including the value of equity-based incentive opportunities) and benefits (including, for the avoidance of doubt, the value of any pension benefits) provided to such Continuing Employee immediately prior to the Closing Date. In so far as the same is consistent with Sellers’ normal policies and payroll practices, Sellers shall, or shall cause their applicable Affiliates to, fully vest all unvested compensation upon Closing and shall pay immediately after Closing all bonuses, commissions, and incentives that Continuing Employees have accrued upon or prior to the Closing and, to the extent not so accrued, are allocable on a pro-rata basis to the period through the Closing for the calendar year in which the Closing occurs.  Consistent with the immediately preceding sentence, within thirty (30) days of any Acquired Company Related Employee’s reinstatement from leave of absence and change in status to a Continuing Employee, Sellers shall, or shall cause their applicable Affiliates to fully vest all unvested compensation and pay out all bonuses, commissions, and incentives that have accrued upon or prior to the Acquired Company Related Employee’s reinstatement and, to the extent not so accrued, are allocable on a pro-rata basis (i) to the period through the Acquired Company Related Employee’s reinstatement for the calendar year of this Agreement, if the reinstatement occurs in the same calendar year as this Agreement, or (ii) to the period through the Acquired Company Related Employee’s reinstatement for the calendar year Acquired Company Related Employee’s reinstatement occurs, if the reinstatement is within the following calendar year of this Agreement, and full and complete vesting for the entire calendar year of this Agreement. Sellers have made available to Purchaser or its designee all information and documentation necessary to comply with the covenants contained in this Section 6.07. With respect to each Continuing Employee, the Purchaser will assume and credit (or cause its designee that offers employment pursuant to Section 6.07(a) hereof to assume and credit), as of the Closing Date, the liability of any Seller or any Seller’s Affiliates with respect to all accrued vacation (but not sick time) that is not utilized by such Continuing Employee as of the Closing Date, which such assumption and credit shall be reflected in Net Working Capital.

(c)           Severance and Paid Time Off. Without limiting the foregoing provisions of this Section 6.07, for a one (1) year  period following the Closing (or such other period as may be required under any Contract or Benefit Plan), the Purchaser shall provide, or shall cause to be provided, severance and paid time off availability policies to each Continuing Employee that, respectively, are no less favorable than the severance benefits and paid time off policies set forth in Section 6.07(c) of the Seller Disclosure Schedule, except as would result in a duplication of benefits.

(d)           Benefit Continuation Waivers for Continuing Employees. To the extent feasible under the plans the Continuing Employees participate in, the Purchaser shall make commercially reasonable efforts to waive or cause to be waived all limitations as to preexisting conditions or waiting periods with respect to participation and coverage requirements, any evidence of insurability requirements and all actively-at-work requirements applicable to each Continuing Employee (and his or her covered dependents) under any employee benefit plans, programs and policies of the Person employing such Continuing Employee or any Affiliate thereof in which Continuing Employees (or their covered dependents) participate (or are eligible to participate) that are “welfare benefit plans” (as defined in Section 3(1) of ERISA) to the same extent that such conditions and waiting periods were satisfied or waived under the comparable benefit plan immediately prior to the Closing. In addition, to the extent feasible under the plans the Continuing Employees participate in, the Purchaser shall provide or cause to be provided each Continuing Employee with credit for any co-payments and deductibles paid during the plan year commencing immediately prior to the Closing Date in satisfying any applicable co-payments, deductibles or other out-of-pocket requirements under any such welfare benefit plans for such plan year.

(e)           Service Credit for Continuing Employees. The Purchaser shall make commercially reasonable efforts to provide, or cause to be provided, to each Continuing Employee credit for all service prior to the Closing Date, to the same extent as such service was credited under the comparable benefit plan as of the Closing Date, under all benefit plans and arrangements and employment-related entitlements (including severance but excluding defined benefit pension policies) of the Person employing such Continuing Employee for all purposes, including for purposes of eligibility, vesting, benefit accrual and determination of level of benefits. Notwithstanding the foregoing, such service shall not be recognized to the extent that it results in the duplication of benefits for the same period of service or for purposes of benefit accrual under any Benefit Plan.

(f)            Third-Party Rights. The provisions of this Section 6.07 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any Acquired Company Related Employee), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. Nothing contained herein, express or implied, (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of the Sellers, the Purchaser or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement or (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(g)           Operator. The Purchaser may elect to satisfy the requirements of this Section 6.07 directly or by designating an Affiliate or third-party operator to undertake the actions required hereunder; provided, that such designation shall not release Purchaser from any obligation or liability hereunder.

(h)           Employees on Approved Leave of Absence.  Notwithstanding anything to the foregoing in this Section 6.07, Purchaser shall have no liability with respect to any employee who is on an approved leave of absence until such employee becomes a Continuing Employee in accordance with Section 6.07(a), and Purchaser’s obligations pursuant to this Section 6.07 in respect of such employee shall only apply to the period of time that commences on the date of reinstatement and ends on the date that is one year after the Closing.

Section 6.08         Further Actions.  (a)  During the Interim Period, subject to the terms and conditions of this Agreement, each Party agrees to use its commercially reasonable efforts (except where a different efforts standard is specifically required by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable.

(b)           In furtherance of, and without limiting the Parties’ obligations under Section 6.08(a), the Parties will use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Required Consents, any approvals of parties to Contracts with the Acquired Companies and any Filings or Consents with or from any Governmental Entity, including by (i) preparing and filing as promptly as practicable (and, in any event, within twenty (20) Business Days following the date of this Agreement) all necessary filings required to be made with FERC under Section 203 of the Federal Power Act, which shall be submitted to FERC in a form mutually acceptable to the Parties, (ii) preparing, filing and obtaining, as applicable, as promptly as practicable (and, in any event, for the HSR Act, within twenty (20) Business Days following the date of this Agreement) all such other Filings or Consents with or from any Governmental Entity or other Person that are required to be filed or obtained in order to consummate the transactions contemplated hereby and requesting expedited treatment of such Filings and Consents, (iii) assuring that all such Filings are in material compliance with the requirements of applicable Laws, (iv) making available to the other Party such information as the other Party may reasonably request in order to complete the Filings or to respond to information requests by any relevant Governmental Entity, (v) subject to applicable legal limitations and the instructions of any Governmental Entity, keeping each other Party apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of Filings or other communications or correspondence between the Parties, or any of their respective subsidiaries, and any Governmental Entity (or members of their respective staffs) with respect to the transactions contemplated hereby, (vi) responding to and complying with, as promptly as practicable, any request for information or documentary material regarding the transactions contemplated hereby from any relevant Governmental Entity (including responding to any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable), (vii) taking all actions necessary to cause all conditions set forth in Article VII to be satisfied as promptly as practicable, (viii) executing and delivering any additional instruments necessary to fully carry out the purposes of this Agreement and (ix) taking, or causing to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the transactions contemplated hereby. Any Filing or consent fees associated with any Filings or Consents with or from any other Third Party (including any Governmental Entity) in connection with or otherwise related to the transactions contemplated hereby shall be paid by the Sellers, on the one hand, and Purchaser, on the other hand, in equal proportion. All other costs and expenses associated with such Filings or Consents will be borne by the Party that incurs such costs and expenses. Prior to communicating any information to any Governmental Entity (or members of their respective staffs) in oral or written form, each Party shall permit counsel for the other Party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other Party in connection with, any proposed communication to any Governmental Entity (or members of their respective staffs) to the extent permitted by applicable Law.  Each of the Purchaser and the Sellers agrees not to participate in any substantive meeting or discussion, either in person of by telephone, with any Governmental Entity in connection with the proposed transaction unless, to the extent reasonably practical under the circumstances, it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity or by applicable Law, gives the other Party the opportunity to attend and participate where appropriate and advisable under the circumstances.

(c)           Neither Party shall, and each Party shall cause its Affiliates not to, take any action that would reasonably be expected to materially and adversely affect the approval of any Governmental Entity of any of the aforementioned Filings or Consents or the timely receipt thereof; provided that the Sellers acknowledge and agree, for all purposes of this Agreement, that the existence of the matters set forth on Section 6.08(c) of the Purchaser Disclosure Schedule, and actions taken in connection therewith (other than actions related to or in respect of this Agreement or the transactions contemplated hereby), shall not be deemed to violate this Section 6.08; provided, further, however, that nothing in this Section 6.08 shall prohibit or otherwise restrict the Sellers or any of their respective Affiliates or Representatives (other than the Acquired Companies) from encouraging, soliciting, participating in, initiating discussions or negotiations regarding, providing information with respect to or engaging in any sale, merger, combination, joint venture or other business combination transaction of the Sellers that would not affect the obligations of the Sellers (or their respective successors) to consummate the transactions contemplated hereby. In furtherance of, and without limiting the Parties’ obligations under Section 6.08(a) and Section 6.08(b), each Party shall use its commercially reasonable efforts to avoid or eliminate any impediment under any antitrust, competition, trade regulation or other Law, and to obtain any Consent, including the Required Consents, that is necessary or appropriate to consummate the transactions contemplated by this Agreement or for Purchaser to own or operate the Acquired Companies and the Facilities, that may be asserted by any Governmental Entity (including FERC) or any Third Party so as (i) to enable the Parties to close the transactions contemplated by this Agreement as promptly as possible and (ii) to avoid any Claim by any Governmental Entity that would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date. In furtherance of the foregoing, each Party shall use commercially reasonable efforts (A) to defend through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person that seeks to or could prevent or prohibit or impede, interfere with or delay the Closing and (B) to have vacated, lifted, dissolved, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect as part of any Claim and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement; provided, that in no event shall the Purchaser be required (1) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of the Purchaser, its Affiliates or the Acquired Companies or (2) to agree to any limitation on the conduct of business of the Purchaser, its Affiliates or the Acquired Companies (each, a “FERC Mitigation Requirement”). Notwithstanding any other provision to the contrary, the Purchaser shall have no obligation to effect or accept any FERC Mitigation Requirement and may elect to terminate this Agreement pursuant to Section 10.01(b) if the Outside Date has occurred in the event that FERC requires any FERC Mitigation Requirements as a condition to granting the FERC Approval.

(d)           Except as required by applicable Law, none of the Parties shall enter into any agreement with any Governmental Entity agreeing not to consummate the transactions contemplated by this Agreement.

(e)           Subject to the compliance of the Parties with this Section 6.08, the Purchaser, on the one hand, and the Sellers and the Acquired Companies, on the other hand, shall not have any liability whatsoever to the other Party arising out of or relating to the failure to obtain any Consents or make any Filings, in each case to the extent such Consents or Filings are listed in Section 3.03 of the Seller Disclosure Schedule, Section 4.03 of the Seller Disclosure Schedule or Section 5.03 of the Purchaser Disclosure Schedule.

(f)            The Purchaser further agrees that during the Interim Period, neither it nor its Affiliates will enter into any other Contract to acquire electric generation facilities or uncommitted generation capacity in the ISO-NE market if the proposed acquisition of such additional electric generation facilities or uncommitted generation capacity in the ISO-NE market would increase the market power attributable to the Purchaser and its Affiliates in the ISO-NE market in a manner materially adverse to approval of the transactions contemplated by this Agreement or to otherwise prevent or materially interfere with, or materially delay the consummation of the transactions contemplated by, this Agreement.

Section 6.09         Post-Closing Cooperation. From the Closing until the two (2) year anniversary of the Closing, upon prior reasonable written request, each Party shall use its commercially reasonable efforts to cooperate with each other in furnishing records, information, oral or written testimony, oral or written attestations and certifications, and other assistance in connection with transition matters and any inquiries or proceedings involving the Acquired Companies, but excluding any proceedings arising from disputes among the Parties which shall be subject to applicable rules of discovery. Each such requesting Party shall reimburse such cooperating Party for any reasonable out-of-pocket expenses paid or incurred by such cooperating Party as a result of any such requested cooperation.

Section 6.10         Support Obligations. (a) With respect to each guaranty, letter of credit, indemnity, performance or surety bond, lien structure or similar credit support arrangement issued by or for the account of any Acquired Company that is listed in Section 6.10 of the Seller Disclosure Schedule or, if not required to be issued as of the date of this Agreement, are otherwise required pursuant to the terms of the Material Contracts as described in Section 6.10 of the Seller Disclosure Schedule (collectively, the “Support Obligations”), the Purchaser shall use commercially reasonable efforts (and the Sellers shall reasonably cooperate with the Purchaser’s efforts) to obtain, prior to the Closing, substitute credit support arrangements in replacement for the Support Obligations and to procure that the Sellers, its Affiliates and, where applicable, their sureties or letter of credit issuers be fully and unconditionally released from their respective obligations under the Support Obligations, in each case, in form and substance reasonably satisfactory to the Sellers.  The Purchaser’s commercially reasonable efforts shall include offering each counterparty to a Support Obligation replacement credit support meeting the requirements of the Contract underlying such Support Obligation.

(b)           If the Purchaser, despite using commercially reasonable efforts, is unable to obtain such release of the Sellers, its Affiliates and, where applicable, their sureties or letter of credit issuers prior to the Closing, then the Sellers shall maintain, or cause to be maintained, such Support Obligations until the earlier of the respective current expiration dates of the Support Obligations and the date that is twelve (12) months after the Closing Date, in the amount, for the term and in the form required pursuant to the applicable Contract or Law (in each case, as in effect as of Closing) under which such Support Obligation was provided, and the Purchaser shall (A) provide the Sellers a letter of credit, in form and substance reasonably acceptable to the Sellers, that shall (x) be issued by a commercial bank with ratings of at least “A-” by Standard &

Poor’s Ratings Groups (a division of McGraw Hill, Inc.) and at least “A3” by Moody’s Investor Services, Inc., (y) have a stated amount equal to the maximum amount that may be drawn under the Support Obligations that remain in effect after the Closing and (z) provide that Sellers may make a draw thereunder if any of such Support Obligations is drawn by the beneficiary thereof up to the amount of any such draw (provided that if any Support Obligation is drawn upon, Sellers shall have no obligation to replace the same), (B) indemnify, defend and hold harmless the Sellers and their Affiliates from and against any and all Liabilities incurred by the Sellers or their Affiliates in connection with such Support Obligations from and after Closing (including the payment of any reasonable, documented out-of-pocket costs incurred by the Sellers or their Affiliates in maintaining such Support Obligation) and (C) use commercially reasonable efforts to procure that the Sellers, their Affiliates and, where applicable, their sureties or letter of credit issuers be fully and unconditionally released from their respective obligations under the Support Obligations as soon as practicable after the Closing. On the date that is the earlier of (1) the respective current expiration dates of the Support Obligations, (2) twelve (12) months after the Closing Date and (3) the date on which the applicable Support Obligation is replaced by the Purchaser, the Sellers may terminate, or may cause the termination of, any applicable Support Obligations for which Purchaser has not obtained such substitution, termination or release as contemplated by this Section 6.10 (“Terminated Credit Support”), and at such time the Sellers shall cause any letter of credit provided to the Sellers pursuant to this Section 6.10 to be immediately terminated and promptly returned to the Purchaser pursuant to documentation reasonably requested by the Purchaser.  Without limiting the Purchaser’s obligations under clause (B) above, if a Seller or an Affiliate thereof incurs any liability or cost after the Closing in connection with the Terminated Credit Support, Purchaser shall indemnify, defend and hold harmless such Seller and its Affiliates from and against any and all Liabilities incurred by such Seller or its Affiliates in connection with the Terminated Credit Support.

(c)           For the avoidance of doubt (i) any substitute credit support arrangements shall not be taken into account for purposes of determining the Purchase Price, and (ii) nothing in this Section 6.10 shall require Sellers to extend the term of any Support Obligations beyond the date of which such Support Obligations would otherwise expire in accordance with the terms thereof (as existing on the date hereof).

Section 6.11         Insurance. The Purchaser shall be solely responsible for providing insurance to the Acquired Companies after the Closing.  The Purchaser acknowledges that all existing insurance policies shall terminate as of the Closing Date.

Section 6.12         Schedule Updates. From time to time prior to the Closing, the Sellers may, at their option, deliver to the Purchaser supplements or amendments to the Seller Disclosure Schedule with respect to any fact, circumstance, development, event or occurrence first arising after the date of this Agreement that would make any of the representations or warranties in Article III or Article IV inaccurate or incorrect (each, a “Schedule Update”). If Purchaser has the right to terminate this Agreement pursuant to Section 10.01(e), as a result of such Schedule Update and does not exercise such right within ten (10) Business Days of the date that Purchaser obtains all relevant information related to such Schedule Update, then any such Schedule Update shall be deemed to have amended the Seller Disclosure Schedule, and any fact, circumstance, development, event or occurrence disclosed in such Schedule Update shall be deemed incorporated into the Seller Disclosure Schedule, in each case as of the date of this

Agreement for all purposes hereof, including for purposes of Article VII, Article IX and Article X, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of such fact, circumstance, development, event or occurrence. For the avoidance of doubt, (a) any Schedule Update that reflects any fact, circumstance, development, event or occurrence resulting from any actions permitted by or taken in accordance with Section 6.02 shall not be deemed to be a breach of this Agreement (subject to the following clause (b)), and (b) any Schedule Update that reflects any fact, circumstance, development, event or occurrence that does not give the Purchaser a right to terminate this Agreement under Section 10.1(e) shall not be deemed incorporated into the Seller Disclosure Schedule for any purposes hereof, including for purposes of Article VII, Article IX and Article X, and the Purchaser shall retain all rights set forth herein with respect to any such fact, circumstance, development, event or occurrence.

Section 6.13         Director and Officer Indemnification.  (a)  From and after the Closing, the Purchaser shall indemnify and hold harmless each present and former director, officer, manager and employee of the Acquired Companies against Indemnifiable Losses incurred in connection with any Claim arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the applicable Acquired Company would have been permitted under applicable Law and its respective Organizational Documents in effect on the date hereof to indemnify such person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Purchaser shall cause each Acquired Company (i) to maintain for a period of not less than six (6) years from the Closing, provisions in its Organizational Documents concerning the indemnification and exculpation (including relating to expense advancement) of such Acquired Company’s former and current officers, directors, managers, employees, parents and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of such Acquired Company, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law. The Purchaser shall assume, and be jointly and severally liable for, and shall cause each Acquired Company to honor, each of the covenants in this Section 6.13.

(b)           Notwithstanding anything contained in this Agreement to the contrary, this Section 6.13 shall survive the Closing indefinitely and shall be binding, jointly and severally, on all successors and assigns of the Purchaser and the Acquired Companies. In the event that the Purchaser or the Acquired Companies or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or the Acquired Companies, as the case may be, shall succeed to the obligations set forth in this Section 6.13.

(c)           For the avoidance of doubt, nothing in this Section 6.13 shall restrict or modify any obligations of the Seller Guarantor under the Seller Guaranty.

Section 6.14         Use of Certain Names.  As soon as reasonably practicable after the Closing (but in any event within sixty (60) days following the Closing), the Purchaser shall cause the Acquired Companies to cease using the words “Dynegy,” “DYN” and any word or expression similar thereto or constituting an abbreviation or extension thereof, and all trademarks, trade names, logos and symbols relating to the Sellers or their Affiliates (other than the Acquired Companies), including those set forth in Section 6.14 of the Seller Disclosure Schedule (collectively, the “Seller Marks”), including eliminating the Seller Marks from the Real Property and the Facilities and disposing of any unused stationery and literature of the Acquired Companies bearing the Seller Marks. From and after the Closing, the Purchaser shall not, and shall cause the Acquired Companies and their Affiliates not to use the Seller Marks or any patents or other intellectual property rights belonging to the Sellers or their Affiliates (other than the Intellectual Property, which is not excluded from the transactions contemplated hereby as described in Section 4.16(b) of the Seller Disclosure Schedule) that have not been expressly conveyed to the Purchaser or an Acquired Company, and the Purchaser acknowledges that it, its Affiliates and the Acquired Companies have no rights whatsoever to use such Seller Marks, patents or other intellectual property (other than the Intellectual Property) .

Section 6.15         Indebtedness; Distributions.  (a)  Prior to or at the Closing, the Sellers shall cause any and all Indebtedness for borrowed money of the Acquired Companies to be paid or otherwise satisfied in full (including through the assumption of any such Indebtedness by an Affiliate (other than the Acquired Companies) including a full release of the Acquired Companies without any surviving liability or obligation) and any and all Liens securing any such Indebtedness to be released such that the Purchaser shall take title to the Interests and the Facilities and related assets free of any such Indebtedness or any such Liens.

(b)           The Sellers shall have the right to cause the Acquired Companies to pay cash or cash equivalent dividends or make cash or cash equivalent distributions to the Sellers or their Affiliates at any time prior to the Closing; provided, however, that, such amounts so distributed shall not be included as current assets for purposes of determining the Estimated Net Working Capital Adjustment Amount or the Closing Date Net Working Capital Adjustment Amount.

Section 6.16         Casualty and Condemnation. (a) If any asset or property of the Acquired Companies is damaged or destroyed by fire or other casualty prior to the Closing, or a Forced Outage occurs prior to the Closing (in each case, a “Casualty Loss”), the following options shall apply based upon (A) the costs of restoring or repairing the property or assets of the Acquired Company subject to such Casualty Loss to a condition reasonably comparable to their prior condition, as each such cost or amount is estimated by a qualified firm reasonably acceptable to the Purchaser and the Sellers, plus (B) the amount of lost profits of the affected Acquired Company after the reasonably expected date of Closing as a result of such Casualty Loss, as each such cost or amount is estimated by a qualified firm reasonably acceptable to the Purchaser and the Sellers, minus (C) the amount of any insurance (whether property damages, business interruption or otherwise) proceeds actually available to the Purchaser with respect to such Casualty Loss as such value or amount is estimated by a qualified firm reasonably acceptable to both Sellers and Purchaser (the “Damage Cost”). If any asset or property of the Acquired Companies are taken by a Governmental Entity by condemnation (each, a “Taking”), the following options shall apply based upon (A) the condemnation value of the property subject to such Takings, as estimated by a qualified firm reasonably acceptable to the Purchaser and the Sellers, plus (B) the amount of lost profits of the Acquired Companies attributable to the period after the reasonably expected date of Closing as a result of such Takings (to the extent not otherwise included in the condemnation value), as such value or amount is estimated by a qualified firm reasonably acceptable to the Purchaser and the Seller (collectively, “Condemnation Value”).  The costs and expenses of the qualified firm selected by the parties to conduct any valuation under this Section shall be shared equally by the Sellers on the one hand and the Purchaser on the other hand.

(b)           If the Damage Cost or Condemnation Value is less than one percent (1.0%) of the Base Purchase Price, then (i) such Casualty Loss or Taking shall not be taken in account for purposes of determining whether the conditions set forth in Section 7.02(d) of this Agreement have been satisfied, and (ii) Purchaser shall be entitled to receive all casualty insurance proceeds or condemnation proceeds, as applicable, less any amounts expended by the relevant Seller in connection with any repair applicable to a Damage Cost, if any (whether or not completed prior to Closing).

(c)           If the Damage Cost or Condemnation Value is greater than one percent (1.0%) of the Base Purchase Price but equal to or less than Twenty Million Dollars ($20,000,000), then, at the relevant Seller’s election, either (i) the Base Purchase Price shall be reduced by the amount of the Damage Cost or Condemnation Value, as applicable, less any amounts expended by such Seller in connection with any repair applicable to a Damage Cost, if any (whether or not completed) prior to Closing, or (ii) such Seller may repair the Casualty Loss or restore or replace the condemned property prior to Closing, and in either such case, such Casualty Loss or Taking, as applicable, shall not be taken into account for purposes of determining whether the conditions set forth in Section 7.02(d) of this Agreement have been satisfied, and such Seller shall be entitled to receive all casualty insurance proceeds or condemnation proceeds, as applicable, in connection with such Casualty Loss or Taking, as applicable, and Purchaser shall cooperate in the collection and pay over of same.  If for whatever reason the repair, restoration or replacement under subpart (ii) is not completed prior to the Closing, the Base Purchase Price payable by Purchaser at Closing shall be reduced by the Damage Cost or Condemnation Value, as applicable, to the extent not repaired, restored or replaced by the relevant Seller.

(d)           If the Damage Cost or Condemnation Value, as applicable, is greater than Twenty Million Dollars ($20,000,000) then either the Sellers or the Purchaser may elect to terminate this Agreement in accordance with Article X of this Agreement.

(e)           Subject to the termination right set forth in clause (d) above, if (i) the relevant Seller does not make an election under Section 6.16(c) within thirty (30) days after the date of the applicable Casualty Loss or Taking, the relevant Seller shall be deemed to have elected the repair, restore and replace option under clause (ii) of Section 6.16(c).  To assist the Purchaser in its evaluation of a Casualty Loss or Taking, the relevant Seller shall provide the Purchaser such access to the properties and assets and such information as the Purchaser may reasonably request in connection therewith.  With respect to any Casualty Loss or Taking prior to the Closing that is covered by any occurrence-based insurance policy maintained by any Seller or its Affiliates (other than the Acquired Companies) (a “Pre-Closing Claim”) and for which Purchaser is entitled to the insurance proceeds under this Section 6.16, at the Purchaser’s request the relevant Seller shall use commercially reasonable efforts to pursue and collect insurance proceeds under any such occurrence-based insurance policy with respect to such Pre-Closing Claim for which Purchaser is entitled to the insurance proceeds under this Section 6.16. In the event that, after Closing, any Seller or any of its Affiliates receives insurance proceeds with respect to any such Pre-Closing Claim, the relevant Seller shall pay to the Purchaser or the applicable Acquired Company, within ten (10) Business Days of receipt thereof, an amount equal to such insurance proceeds, minus (i) the Seller’s and its Affiliates’ reasonable, documented out-of-pocket costs and expenses incurred in connection with obtaining such insurance proceeds and (ii) any amount of such proceeds in respect of reimbursement to the Seller and its Affiliates for pre-Closing out-of-pocket repair costs incurred or pre-Closing business interruption losses.

Section 6.17         Exclusivity. From the date hereof to the Closing, (a) Sellers shall not (and shall cause their Representatives, Affiliates (including the Acquired Companies) and Affiliates’ Representatives not to) solicit or encourage the initiation or submission of interest, offers, inquiries or proposals (or consider or entertain any of the foregoing) from any Person (including, without limitation, by way of providing any non-public information concerning the Acquired Companies, their assets or the business to any Person or otherwise), initiate or participate in any negotiations or discussions, or enter into, accept or authorize any agreement or agreement in principle, or announce any intention to do any of the foregoing, with respect to any expression of interest, offer, proposal to acquire, purchase, license, or lease (i) any or all of the Acquired Companies’ business or assets, or (ii) the Interests or any Acquired Company’s capital stock or other securities, in each case whether by stock purchase, merger, consolidation, combination, reorganization, recapitalization, purchase of assets, tender offer, lease, license or otherwise (any of the foregoing, a “Competing Transaction”) and (b) Sellers shall, and shall cause their Representatives and their Affiliate’s Representatives (including Representatives of the Acquired Companies) to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Purchaser) relating to a possible Competing Transaction; provided,  that nothing in this Section 6.17 shall prohibit or otherwise restrict the Sellers or any of their respective Affiliates or Representatives (other than the Acquired Companies) from encouraging, soliciting, participating in, initiating discussions or negotiations regarding, providing information with respect to or engaging in any sale, merger, combination, joint venture or other business combination transaction of the Sellers that would not affect the obligations of the Sellers (or their respective successors) to consummate the transactions contemplated hereby.

Section 6.18         Title Insurance Policies; Surveys.  During the Interim Period, (a) Purchaser shall use commercially reasonable efforts to obtain and deliver to Sellers the Surveys within thirty (30) days from the date hereof and shall notify Sellers of any Material Survey Defects within ten (10) days of such delivery (it being understood that if Sellers are not so notified of any Material Survey Defects within such time period then no such Material Survey Defects shall be deemed to exist) and (b) each Seller and its Affiliates shall cooperate with and assist Purchaser and its Representatives, including by providing reasonable access to the Owned Real Property and by using commercially reasonable efforts to provide or cause to provide access to the Easement Real Property, in connection with Purchaser’s efforts to procure the Title Insurance Policies and the Surveys; provided, that (i) Sellers shall not be obligated to incur any additional obligation or liability to Purchaser or the Title Company and (ii) the only affidavits Sellers shall be obligated to give or cause to be given are in substantially the forms attached hereto as Exhibit B-1 and Exhibit B-2.  The costs and expenses associated with the preparation and delivery of the Title Insurance Policies and the Surveys shall be borne solely by Purchaser.

Section 6.19         Cooperation in Financing.  Sellers shall use commercially reasonable efforts, and shall cause each Acquired Company and each of its and their respective Representatives to use commercially reasonable efforts, at no material cost or liability to the Sellers, to provide such cooperation as is reasonably requested by the Purchaser in connection with obtaining any financing to be obtained by the Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement (the “Financing”), including (a) participating in two presentations to prospective financing sources and two sessions with rating agencies in connection with the Financing at mutually agreed times; (b) furnishing the Purchaser and any Financing Party with the Financial Statements and the financial statements to be delivered by Sellers pursuant to Section 6.01(c), in each case in accordance with GAAP; (c) reasonable cooperation with the due diligence investigation of any Financing Party; and (d) providing all documentation and other information about the Acquired Companies as is reasonably requested in writing at least ten (10) days prior to the Closing Date in connection with the Financing and relating to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act; provided that, in each case, (i) none of the Sellers, any Acquired Company (prior to Closing) or their respective Representatives shall be required to (A) pay (or agree to pay) any commitment or other fee, provide any indemnities or incur any liability or obligation, or enter into any contract, authorization or approval in connection with the Financing, (B) give any indemnities in connection with the Financing, (C) take any action that, in the good faith determination of the Sellers, would unreasonably interfere with the conduct of the business of the Sellers or any Acquired Company, (D) provide any information the disclosure of which is prohibited or restricted under applicable Law or subject to legal privilege, (E) take any action that will conflict with or violate any applicable Law or would result in a violation or breach of, or default under, any material agreement to which the Sellers or any Acquired Company is a party, (F) provide pro forma financial statements or pro forma adjustments reflecting the Financing or the transactions contemplated hereunder or any description of all or any component of the Financing or any transaction contemplated hereunder or (G) execute any agreement, certificate, document or instrument with respect to the Financing that would be effective prior to the Closing Date and (ii) no Representative of the Sellers or any Acquired Company shall be required to deliver any certificate or opinion or take any other action pursuant to this Section 6.19 or any other provision of this Agreement that could reasonably be expected to result in personal liability to such Representative. The Purchaser will promptly reimburse, to the extent paid, or pay, to the extent unpaid, the Sellers for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) incurred by it or any Acquired Company in complying with their respective covenants pursuant to this Section 6.19. The Purchaser shall indemnify, defend and hold harmless the Sellers, each Acquired Company, each of their respective Representatives from and against any and all losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement suffered or incurred, directly or indirectly, in connection with the Financing or any information provided in connection therewith.

Notwithstanding anything to the contrary contained in this Section 6.19 or elsewhere in this Agreement, in no event shall this Section 6.19 be deemed to condition the Closing (or the obligation of the Purchaser to consummate the Closing) on the Purchaser obtaining the Financing or any other third party funding to be used in connection with the transactions contemplated by this Agreement or otherwise.

Section 6.20         Lender Protections.  If the Purchaser obtains Financing in connection with this Agreement, then, notwithstanding anything to the contrary in this Agreement, the provisions set forth in Exhibit C shall be incorporated herein by reference and shall be deemed to be part of this Agreement.

Section 6.21         Transition Services

(a)           Sellers shall provide or cause to be provided to the Acquired Companies or Purchaser for the thirty (30)-day period immediately following the Closing Date transition services that include assistance with the Milford Uprate, bidding and scheduling, fuel supply (including transitioning from the current shipper providing fuel to the Milford Facility to Milford or Purchaser’s designee) and information technology transition and are (i) reasonably requested in writing (providing reasonable detail) from Purchaser to Sellers and (ii) agreed upon by Purchaser and Sellers in writing as soon as reasonably practicable following the date of this Agreement with Purchaser and Sellers using commercially reasonable efforts to agree in writing (but in any event at least 10 Business Days prior to the Closing), except that Sellers shall have no obligation to provide any such services that were provided by any Continuing Employee (the services referred to in this sentence being the “Transition Services”).  Each Seller shall, and shall cause its Affiliates to, perform any Transition Services provided hereunder in substantially the same quality and manner as the same or comparable services were provided by such Seller or its Affiliates to the Acquired Companies during the three (3)-month period preceding the Closing; provided, however, that notwithstanding anything to the contrary in this Agreement (A) neither Seller nor any of their Affiliates shall have any liability to Purchaser or its Affiliates for any acts or omissions of Sellers or their Affiliates in connection with this Section 6.21 and the Transition Services; (B) Purchaser shall indemnify and hold harmless Sellers and their Affiliates from and against any and all Indemnifiable Losses relating to the Transition Services except to the extent such Indemnifiable Losses were caused by the gross negligence or willful misconduct of Sellers or their Affiliates; and (C) other than Indemnifiable Losses caused by the gross negligence or willful misconduct of Sellers or their Affiliates, the exclusive remedy of Purchaser and its Affiliates against Sellers or their Affiliates for breach of this Section 6.21 or otherwise relating to the Transition Services shall be limited to termination (effective upon fifteen (15) days prior written notice) of the affected Transition Service and, in the case of Sellers’ or their Affiliates’ gross negligence or willful misconduct, monetary damages (but in no event exceeding the amount paid to Sellers for such Transition Services under Section 6.21(b)).

(b)           Purchaser, upon not less than fifteen (15) days’ written notice to Sellers, at any time and from time to time may, as of the date set forth in such notice (which may not precede the end of such fifteen (15)-day period without Sellers’ approval), reduce or terminate its right to receive (and Sellers’ associated obligations to provide or cause the provision of) any or all of the applicable Transition Services.  Purchaser shall reimburse Sellers for the costs and expenses actually incurred by or on behalf of Sellers or their Affiliates attributable to the provision of Transition Services, including the costs of all compensation and benefits and employment Taxes on such compensation and benefits, any reasonable allocations of reasonable overhead expenses of Sellers or their Affiliates and any retention payments required to retain employees who provide Transition Services (such costs and expenses, the “Direct Costs”).  No later than the fifteenth (15th) Business Day after the last day on which Sellers or their Affiliates provided Transition Services, Sellers shall submit an invoice to Purchaser for the Direct Costs incurred. Purchaser shall pay or cause to be paid such invoice within fifteen (15) days of receipt.

ARTICLE VII
CONDITIONS TO THE CLOSING

Section 7.01         Conditions to Each Party’s Obligations. The obligation of each Party to consummate the Closing is subject to the satisfaction (or waiver by such Party) on or prior to the Closing of each of the following conditions.

(a)           Required Consents. All Consents and Filings listed in Section 7.01(a) of the Seller Disclosure Schedule shall have been procured or made, as applicable.

(b)           No Injunction or Prohibition. No order, decree, ruling, injunction or other legal prohibition of any Governmental Entity or other Law preventing the Closing shall be in effect; provided that the Party asserting this condition shall have complied with its obligations under Section 6.08.

(c)           Back to Back Agreement.  Dynegy Marketing and Trade, LLC and Purchaser or Purchaser’s designee shall have entered into the Back-to-Back Agreement.

Section 7.02         Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the Closing is subject to the satisfaction (or waiver by the Purchaser) on or prior to the Closing Date of each of the following additional conditions.

(a)           Covenants of the Sellers. Each Seller shall have performed and satisfied in all material respects its covenants and agreements set forth in this Agreement required to be performed and satisfied by it at or prior to the Closing.

(b)           Representations and Warranties of the Sellers.

(i)            The representations and warranties of the Sellers, other than the representations set forth in Section 3.01, Section 3.02, Section 3.05, Section 3.06, Section 4.01 (first sentence), Section 4.12(a)(x)(A), Section 4.13 and Section 4.19, (collectively, the “Seller Fundamental Representations”) and Section 4.05(b)(ii), contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (without regard to any express qualifier therein as to materiality or a Material Adverse Effect), except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date) and except for such breaches that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and

(ii)           the Seller Fundamental Representations and the representations and warranties set forth in Section 4.05(b)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date in all material respects, except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date).

(c)           Officer’s Certificate of the Sellers. Each Seller shall have delivered to the Purchaser a certificate, dated as of the Closing Date, executed on behalf of the respective Seller by an authorized executive officer thereof, certifying that the conditions specified in Section 7.02(a) and Section 7.02(b) have been fulfilled.

(d)           No Material Adverse Effect.  Since the date of this Agreement, there has not occurred and there is not continuing a Material Adverse Effect.

(e)           Updated Surveys.  Updates to the Existing Surveys (which shall be an “as-built”, ALTA completion survey showing the location of all improvements in respect of the Real Property) (the “Surveys”) certified to Sellers, Purchaser and Title Company, have been delivered to Purchaser on or prior to the Closing and reflecting no Liens other than Permitted Liens and no Material Survey Defects.

(f)            Resignation Letters. Each Seller shall have delivered resignation letters executed by each of the Persons set forth in Section 7.02(e) of the Seller Disclosure Schedule, or other evidence, confirming such Person’s resignation or departure from his or her position as a director, manager and/or officer (and/or any other similar position) of the respective Acquired Company.

(g)           Indebtedness. (i) Any and all Indebtedness for borrowed money of the Acquired Companies shall have been paid or otherwise irrevocably satisfied in full, (ii) any and all Liens securing any Indebtedness, and any and all Liens on the Interests or the assets of any of the Acquired Companies that secure any such Indebtedness of the Sellers or their Affiliates, shall have been released, in each case, pursuant to customary and reasonably required documents.

Section 7.03         Conditions to Obligation of the Sellers.  The obligation of each Seller to consummate the Closing is subject to the satisfaction (or waiver by such Seller) on or prior to the Closing Date of each of the following additional conditions.

(a)           Covenants of the Purchaser. The Purchaser shall have performed and satisfied in all material respects its covenants and agreements set forth in this Agreement required to be performed and satisfied by it at or prior to the Closing, including the receipt by the Sellers of all amounts required to be paid by the Purchaser at the Closing under Section 2.02.

(b)           Representations and Warranties of the Purchaser.

(i)            The representations and warranties of the Purchaser, other than the representations set forth in Section 5.01, Section 5.02, Section 5.07 and Section 5.13 (collectively, the “Purchaser Fundamental Representations”), contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (without regard to any express qualifier therein as to materiality), except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date) and except for such breaches that, in the aggregate, would not reasonably be expected to result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby; and

(ii)           the Purchaser Fundamental Representations shall be true and correct as of the Closing Date as though made on the Closing Date in all material respects, except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date) and except for such breaches that, in the aggregate, are not material.

(c)           Officer’s Certificate of the Purchaser. The Purchaser shall have delivered to each Seller a certificate, dated as of the Closing Date, executed on behalf of the Purchaser, as applicable, by an authorized individual thereof, certifying that the conditions specified in Section 7.03(a) and Section 7.03(b) have been fulfilled.

(d)           Credit Support. The Purchaser shall have (i) obtained replacements for the Support Obligations in accordance with Section 6.10(a) or (ii) otherwise complied with Section 6.10(b).

Section 7.04         Frustration of Closing Conditions. Neither the Purchaser nor the Sellers may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to comply with its obligations under Section 6.08 and, without limiting the foregoing, Purchaser may not rely on the failure of the condition set forth in Section 7.02(e) to be satisfied if such failure was caused by Purchaser’s failure to comply with its obligations under Section 6.18(a).

ARTICLE VIII
SURVIVAL AND RELEASE

Section 8.01         Survival of Certain Representations, Warranties and Covenants. The representations and warranties of (a) the Sellers contained in Article III and in Article IV and all Claims with respect thereto shall terminate on the date that is twelve (12) months from the Closing Date and (b) the Purchaser contained in Article V and all Claims with respect thereto shall terminate on the date that is twelve (12) months from the Closing Date, except that, (a) (i) the Seller Fundamental Representations, (ii) the Purchaser Fundamental Representations and (iii) all Claims with respect to clauses (i) and (ii) above shall terminate on the date that is five (5) years from the Closing Date and (b) Section 4.12 (Tax Matters) and all Claims with respect thereto shall survive until sixty (60) days after the expiration of the applicable statute of limitation (including any extensions thereof). All of the covenants and agreements of the Parties contained in this Agreement which, by their terms, are to be performed or complied with in their entirety at or prior to the Closing, and all Claims with respect thereto, shall terminate nine (9) months after the Closing Date; provided that the covenants and agreements contained in Section 6.03 (Tax Matters) shall survive until sixty (60) days after the expiration of the applicable statute of limitation without giving effect to any suspension or extension thereof. All of the covenants and agreements of the Parties contained in this Agreement which, by their terms, are to be performed or complied with in whole or in part following the Closing, and all Claims with respect thereto, shall survive for the period (A) provided in such covenants and agreements, if any, or until performed in accordance with their respective terms plus (B) an additional thirty (30) days. Notwithstanding the foregoing, if a Claim Notice meeting the requirements of Section 9.03(a) with respect to indemnification under Section 9.01(a) or Section 9.02(a) shall have been given in accordance with Section 11.01 within the applicable survival period, the representations, warranties, covenants or agreements that are the subject of such indemnification Claim shall survive with respect to such Claim Notice until it is finally and fully resolved. The Parties expressly agree that the provisions of this Section 8.01 shall operate as a contractual statute of limitations.

Section 8.02         “As Is” Sale; Release.  (a)  EXCEPT FOR THOSE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III, ARTICLE IV, AND THE SELLER GUARANTY, AND EXCEPT FOR THOSE ITEMS FOR WHICH PURCHASER IS EXPRESSLY INDEMNIFIED PURSUANT TO SECTION 9.01(a), (i) THE INTERESTS ARE BEING TRANSFERRED “AS IS, WHERE IS, WITH ALL FAULTS,” AND (ii) PURCHASER ACKNOWLEDGES THAT IT HAS NOT RELIED ON, AND EACH SELLER EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ACQUIRED COMPANIES, THE INTERESTS OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE ACQUIRED COMPANIES AND THEIR ASSETS.

(b)           Except for the obligations of the Sellers under this Agreement, including but not limited to the Seller Guaranty, for and in consideration of the Interests, effective as of the Closing, the Purchaser shall and shall cause its Affiliates (including the Acquired Companies) to absolutely and unconditionally release, acquit and forever discharge the Sellers, the Acquired Companies and their respective Affiliates, each of their present and former officers, directors, managers, employees and agents and each of their respective heirs, executors, administrators, successors and assigns, from any and all costs, expenses, damages, debts, or any other obligations, liabilities and claims whatsoever, whether known or unknown, both in law and in equity, in each case to the extent arising out of or resulting from the ownership and/or operation of the Acquired Companies, or the assets, business, operations, conduct, services, products and/or employees (including former employees) of any of the Acquired Companies (and any predecessors thereof), whether related to any period of time before, on or after the Closing Date, including liabilities under any Environmental Law.

Section 8.03         Certain Limitations. Notwithstanding anything in this Agreement to the contrary:

(a)           no Representative or Affiliate of, or direct or indirect equity owner in any Party shall have any personal liability to the other Party or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of such Party in this Agreement except as expressly set forth in the Seller Guaranty and in the Purchaser Guaranty, and no Representative or Affiliate of, or direct or indirect equity owner in, the Purchaser or the Seller as the case may be shall have any personal liability to the other Party or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of the Purchaser or the Seller as the case may be in this Agreement, except as expressly set forth in the Seller Guaranty and in the Purchaser Guaranty;

(b)           no Party shall be liable for special, punitive, exemplary, incidental, consequential or indirect damages or any lost profits or losses calculated by reference to any multiple of earnings or earnings before interest, tax, depreciation or amortization (or any other valuation methodology), whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby; provided, however, that the foregoing shall not apply to (i) Claims brought by any Third Party for which any Indemnifying Entity is obligated to indemnify an Indemnified

Entity hereunder or (ii) lost profits taken into account in calculating Damage Costs or Condemnation Value in accordance with Section 6.16.

ARTICLE IX
INDEMNIFICATION

Section 9.01         Indemnification by the Sellers.  (a)  From and after the Closing, subject to the other provisions of this Article IX, the Sellers agree, jointly and severally, to indemnify the Purchaser and its officers, directors, employees and Affiliates (including the Acquired Companies) (collectively, the “Indemnified Purchaser Entities”) for, and to defend and hold each of them harmless from and against, any and all Indemnifiable Losses actually suffered, paid or incurred by such Indemnified Purchaser Entity as a result of (whether or not involving a third party claim):

(i)            any breach of any of the representations and warranties made by either Seller in Article III or Article IV, or any failure of such representations and warranties to be true and correct on and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date);

(ii)           any breach of any of the covenants or agreements of either Seller contained in this Agreement;

(iii)          any (A) Taxes of Seller, (B) Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period or any Straddle Period (to the extent allocable, as determined pursuant to the last sentence of Section 6.03(b), to the portion of such period ending immediately before the Closing Date), except for any Taxes that result from or are attributable to any action taken outside of the ordinary course of business by or on behalf of the Purchaser or an Acquired Company on or after the Closing on the Closing Date and except to the extent such Taxes are reflected in the calculation of Closing Date Net Working Capital; (C) Taxes of other Persons that are imposed on or with respect to an Acquired Company that arise as a result of an Acquired Company being a member of an affiliated, consolidated, combined, unitary or similar group of companies on or prior to the Closing; and (D) Taxes imposed on or with respect to an Acquired Company as a transferee or successor or pursuant to any contractual obligation or arrangement, which Taxes relate to an event or transaction occurring on or prior to the Closing; or

(iv)          Affiliate Obligations and Indebtedness for borrowed money of the Acquired Companies that is outstanding as of immediately prior to the Closing.

(b)           Notwithstanding anything to the contrary contained in this Section 9.01, the Indemnified Purchaser Entities shall be entitled to indemnification:

(i)            with respect to any Claim for indemnification pursuant to Section 9.01(a)(i), only if the aggregate of Indemnifiable Losses of all Indemnified Purchaser Entities with respect to all such Claims exceeds one and one-quarter percent (1.25%) of the Base Purchase Price (the “Deductible”), whereupon (subject to the provisions of clauses (ii) and (iii) below) the Sellers shall be obligated to pay in full all such amounts but only to the extent such aggregate Indemnifiable Losses are in excess of the amount of the Deductible; provided that the Deductible shall not apply to (A) Losses actually suffered, paid or incurred by an Indemnified Purchaser Entity as a result of any breach of any of the Seller Fundamental Representations; or (B) any representation or warranty contained in Section 4.12;

(ii)           with respect to any Claim for indemnification pursuant to Section 9.01(a)(i), only with respect to individual items where the Indemnifiable Losses relating thereto are in excess of Sixty Thousand Dollars ($60,000) (any items less than such threshold shall be aggregated for the purposes of the immediately preceding clause (i)); and

(iii)          only if such Claims are made on or before the expiration of the survival period pursuant to Section 8.01 for the applicable representation, warranty, covenant or agreement.

(c)           Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Sellers’ aggregate liability to the Indemnified Purchaser Entities under Section 9.01(a)(i) exceed ten percent (10%) of the Base Purchase Price, except in the case of any Claim based upon breach of Sellers Fundamental Representations or any representation or warranty contained in Section 4.12; provided, however, that the aggregate liability of Sellers under Section 9.01(a) shall not exceed the Purchase Price.

(d)           [RESERVED].

(e)           all materiality qualifications (including the terms “material,” “material adverse effect”, “material respects” and “Material Adverse Effect”) contained in the representations and warranties of the Sellers in this Agreement shall be disregarded for all purposes of determining the amount of Losses based upon or arising from any breach of, or failure to be true and correct, any of the representations or warranties of the Sellers; provided, however, that such qualifications shall be taken into account in determining whether there is a breach of any of the representations or warranties of Sellers; provided, however, further, that in determining whether there is a breach of any of the representations or warranties of Sellers, any qualifier as to “Material Adverse Effect” shall be deemed to mean that such representation or warranty (or applicable portion thereof) has been breached in any material respect (without giving effect to such qualifier as to Material Adverse Effect); and provided, further, that this Section 9.01(e) shall not apply to Section 4.05(b)(ii).

(f)            If Sellers shall fail to pay to Purchaser when due the full amount of any claim for indemnification pursuant to this Section 9.01, Purchaser shall be entitled to draw such amount pursuant to the terms of the Seller Guaranty.

Section 9.02         Indemnification by the Purchaser.  (a)  From and after the Closing, subject to the other provisions of this Article IX, the Purchaser agrees to indemnify each Seller and its officers, directors, employees and Affiliates (collectively, the “Indemnified Seller Entities”) for, and to hold each of them harmless from and against:

(i)            any and all Indemnifiable Losses actually suffered, paid or incurred by any such Indemnified Seller Entity as a result of (A) any breach of any of the representations and warranties made by the Purchaser in Article V, or any failure of such representations and warranties to be true and correct on and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date), (B) any breach of any of the covenants or agreements of the Purchaser or (C) any Support Obligations to the extent suffered, paid or incurred by any such Indemnified Seller Entity after the Closing; and

(ii)           any Indemnifiable Losses and all other liabilities of whichever kind or nature, direct or indirect, absolute or contingent, known or unknown, whether or not accrued or arising before, on or after the Closing Date, or, in the case of any liabilities for Taxes, accrued or arising on or after the Closing Date, in each case, actually suffered, paid or incurred by any Indemnified Seller Entity to the extent relating to, or arising out of, the Acquired Companies or the operation of their businesses (except to the extent the Sellers are obligated to indemnify the Indemnified Purchaser Entities pursuant to Section 9.01).

(b)           This Section 9.02 is subject to the limitations set forth in Section 8.03(b).

Section 9.03         Indemnification Procedures.  (a)  If an Indemnified Purchaser Entity or an Indemnified Seller Entity (each, an “Indemnified Entity”) believes that a Claim or other fact or circumstance exists that has given or may give rise to a right of indemnification under this Article IX (whether or not the amount of Indemnifiable Losses relating thereto is then quantifiable), such Indemnified Entity shall assert its Claim for indemnification by giving written notice thereof (a “Claim Notice”) to the Party from which indemnification is sought pursuant to Section 9.01 or Section 9.02, as applicable (the “Indemnifying Entity”). The Claim Notice shall be given promptly (and in any event within ten (10) Business Days) after the Indemnified Entity becomes aware of any fact or circumstance that may give rise to a Claim for indemnity. Each Claim Notice shall describe in reasonable detail the nature of the Claim, identify the sections of this Agreement that form the basis of such Claim, attach copies of all material written evidence thereof received from any Person (a “Third Party”) to the date of the Claim Notice and set forth the estimated amount of Indemnifiable Losses relating thereto to the extent reasonably estimable. The failure of the Indemnified Entity to notify or a delay in notifying the Indemnifying Entity, as the case may be, will not relieve the Indemnifying Entity of its obligations pursuant to this Article IX, except to the extent that such Indemnifying Entity is prejudiced as a result thereof; provided, however, that the Indemnifying Entity shall not be liable for any costs or expenses incurred by the Indemnified Entity in defending or investigating such Claim during the period in which the Indemnified Entity failed to give the Claim Notice. An Indemnified Entity may include potential or contingent Losses in any claim, and may update a claim at any time from time to time.

(b)           Upon receipt by an Indemnifying Entity of a Claim Notice in respect of a Claim brought by a Third Party, the Indemnifying Entity shall be entitled to (i) assume and have sole control over the defense and investigation of such Claim at its sole cost and expense (subject to the last sentence of this Section 9.03(b)) and with counsel of its own choosing if it gives notice of its intention to do so to the Indemnified Entity within fifteen (15) days of the receipt of such Claim Notice from the Indemnified Entity and (ii) negotiate a settlement or compromise of, or consent to the entry of a judgment with respect to, such Claim; provided, that if such settlement, compromise or consent does not include a full and unconditional waiver and release by the Third Party of all applicable Indemnified Entities for all costs or liabilities with respect to such Claim, such settlement, compromise or consent shall be permitted hereunder only with the written consent of the Indemnified Entity (whether or not the Indemnified Entity is an actual or potential party to such Claim), which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing in this Section 9.03(b), the Indemnifying Entity shall not be entitled to assume or prosecute the defense and settlement of any claim or legal proceeding, and the Indemnified Entity shall have the right at all times to take over and control such defense and settlement, if and when: (i) such claims seeks, in addition to or in lieu of monetary damages, specific performance or any injunctive or other equitable relief; (ii) an insurance carrier requires that such carrier control such defense and settlement as a condition to the Indemnified Party’s eligibility to recover insurance proceeds; or such claim may result in a Material Adverse Effect; (iii) under applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnified Entity and the Indemnifying Entity in respect of such claim, or the Indemnified Entity may reasonably have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Entity in respect of such claim; or (iv) the Indemnifying Entity is not reasonably, diligently or in good faith conducting a defense of such claim.  If, within thirty (30) days of receipt from an Indemnified Entity of any Claim Notice with respect to a Third Party Claim, the Indemnifying Entity (A) advises such Indemnified Entity in writing that the Indemnifying Entity does not elect to defend and investigate such Claim in accordance with this Section 9.03(b), (B) is not entitled to assume and control the defense or investigation of such Claim in accordance with this Section 9.03(b) or (C) fails to make such an election in writing, then (1) such Indemnified Entity may, at its option, defend, investigate, settle or compromise, or consent to an entry of judgment with respect to, such Claim; provided that any such settlement, compromise or consent shall be permitted hereunder only with the written consent of the Indemnifying Entity (whether or not the Indemnifying Entity is an actual or potential party to such Claim), which consent shall not be unreasonably withheld, conditioned or delayed, and (2) the Indemnifying Entity may participate in (but not control) any such defense and investigation at its sole cost and expense. Each Indemnified Entity shall make available to the Indemnifying Entity all information available to such Indemnified Entity relating to such Claim, except as may be prohibited by applicable Law, including providing the Indemnifying Entity promptly (but in any event within five (5) Business Days) after the Indemnified Entity’s receipt thereof, with copies of all notices and documents (including court papers) received by the Indemnified Entity relating to any Claim by a Third Party. In addition, the Parties shall render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense and investigation of any such Claim. If the Indemnifying Entity elects to assume control of the defense and investigation of any such Claim, then the Indemnified Entity shall be entitled to participate in (but not control) such defense and investigation with counsel reasonably acceptable to the Indemnifying Entity at such Indemnified Entity’s sole cost and expense. In the event the Indemnifying Entity assumes control of the defense and investigation of (or otherwise elects to negotiate a settlement or compromise of or consent to an entry of judgment with respect to) any such Claim, the Indemnified Entity shall reimburse the Indemnifying Entity for all costs and expenses incurred by the Indemnifying Entity in connection with such defense and investigation (or negotiation, settlement, compromise or consent) to the extent, if applicable, that such costs and expenses do not exceed the amount of the remaining Deductible; provided that such costs and expenses shall be included in the calculation of the Deductible.

Section 9.04         Indemnification Generally.  (a)  The amount of Indemnifiable Losses which the Indemnifying Entity is or may be required to pay to any Indemnified Entity pursuant to this Article IX shall be (i) reduced (retroactively, if necessary) by any insurance proceeds, cash Tax benefits (to the extent actually realized within or prior to the taxable year following the year of the applicable Loss) or other amounts received by or on behalf of such Indemnified Entity or its Affiliates related to such Indemnifiable Losses and (ii) shall not include any Indemnifiable Loss with respect to a matter that was taken into account in the adjustments contemplated by Section 2.05. An Indemnified Entity shall take, or cause its Affiliates to take, all necessary and appropriate actions to pursue payment from any Third Party with respect to any Indemnifiable Loss under any Contract, arrangement or commitment pursuant to which such Indemnified Entity or its Affiliates are entitled to reimbursement or indemnification with respect to such Indemnifiable Loss. If an Indemnified Entity shall have received the payment required by this Agreement from the Indemnifying Entity in respect of Indemnifiable Losses (including any Purchase Price adjustment with respect to the circumstances giving rise to such payment under this Article IX) and shall subsequently receive (or any of its Affiliates shall subsequently receive) any insurance proceeds, Tax benefit actually realized (during the period specified above) or other amounts in respect of such Indemnifiable Losses, then such Indemnified Entity shall promptly repay, or cause to be repaid, to the Indemnifying Entity a sum equal to the amount of such insurance proceeds, Tax benefit or other amounts actually received.

(b)           In addition to the requirements of Section 9.04(a), each Indemnified Entity shall be obligated in connection with any Claim for indemnification under this Article IX to take all commercially reasonable actions (or, if applicable, cease taking actions) to mitigate Indemnifiable Losses upon and after becoming aware of any fact or circumstance that may give rise to such Indemnifiable Losses.

(c)           Subject to the rights of any Person providing insurance as contemplated by Section 9.04(a), the Indemnifying Entity shall be subrogated to any right, defense or Claim that the Indemnified Entity may have against any other Person with respect to any matter giving rise to a Claim for indemnification hereunder. Such Indemnified Entity shall cooperate with the Indemnifying Entity in a reasonable manner, at the sole cost and expense of the Indemnifying Entity, in presenting any subrogated right, defense or Claim.

(d)           The indemnification provided in this Article IX shall be the exclusive post-Closing remedy available to any Party or its Affiliates or Representatives with respect to any breach of any representation, warranty, covenant or agreement in this Agreement or otherwise in respect of the transactions contemplated by this Agreement, except in the case of fraud.

(e)           All Indemnifiable Losses shall be determined without duplication of recovery under other provisions of this Agreement or any other document or agreement delivered in connection with this Agreement. Without limiting the generality of the prior sentence, if a set of facts, conditions or events constitutes a breach of more than one representation, warranty, covenant or agreement of this Agreement that is subject to an indemnification obligation under this Article IX, only one recovery of Indemnifiable Losses shall be allowed with respect to such set of facts, conditions or events, and in no event shall there be any indemnification or duplication of payments or recovery under different provisions of this Agreement arising out of the same set of facts, conditions or events.

(f)            In no event shall the Sellers have any liability for any Indemnifiable Losses to the extent that such Indemnifiable Losses are caused by or exacerbated by any wrongful action or omission by any of the Indemnified Purchaser Entities following the Closing.

(g)           For the avoidance of doubt, any adjustments made to the Purchase Price pursuant to Section 2.05 shall not be considered Indemnifiable Losses for purposes of this Article IX.

(h)           Neither Party shall have any right to off-set or set-off any payment due pursuant to this Article IX.

Section 9.05         Characterization of Indemnification Payment.  Any payment made pursuant to or in connection with this Article IX shall be deemed to be an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes to the extent permitted by applicable Law.

ARTICLE X
TERMINATION

Section 10.01     Termination. This Agreement may be terminated:

(a)           at any time prior to the Closing Date by mutual written agreement of the Purchaser and the Sellers;

(b)           by either the Purchaser or the Sellers by giving written notice to the other Party if the Closing shall not have occurred on or prior to one hundred and eighty (180) days after the date hereof, which date may be extended either by Sellers or Purchaser, by notice to Purchaser or Sellers, as the case may be, for up to two (2) additional periods of thirty (30) days each, which shall not exceed sixty (60) days in the aggregate, if (i) applicable approvals of one or more Governmental Entities shall not have been obtained by the date that is one hundred eighty (180) days (as may be extended pursuant to this Section 10.01(b)) after the date hereof and (ii) the lack of such approvals of such Governmental Entity is the sole reason that Purchaser’s and/or Sellers’, as applicable, unwaived conditions to consummate the Closing are unfulfilled as of the date that is one hundred eighty (180) days (as may be extended pursuant to this Section 10.01(b)) after the date hereof (the “Outside Date”); provided that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)           by either the Purchaser or the Sellers by giving written notice to the other Party if any Governmental Entity shall have issued an order, decree, ruling, injunction or other legal prohibition, or taken any other action, or any other Law is in effect, permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement, and such order, decree, ruling, other action or Law shall not be subject to appeal or shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 10.01(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, such order, decree, ruling or other action;

(d)           by either the Purchaser or the Sellers by giving written notice to the other Party if there has been a breach by such other Party of any representation, warranty, covenant or other agreement contained in this Agreement and such breach (i) would result in the failure to satisfy one or more of the conditions to the Closing of the Party sending such notice (set forth in Section 7.01, Section 7.02 or Section 7.03, as applicable) and (ii) is of a character that is capable of being cured but has not been cured (to the extent necessary to avoid a failure of such a condition) prior to the earlier of (i) the Business Day prior to the Outside Date and (ii) the date that is thirty (30) days from the date the breaching party is notified in writing by the other party of such breach; provided that (1) the Purchaser shall not be permitted to terminate this Agreement if the Purchaser is then in  breach of any of its representations, warranties, covenants or other agreements contained herein and such breach would result in the failure to satisfy one or more of the conditions to the Closing set forth in Section 7.01 or Section 7.03 and (2) the Sellers shall not be permitted to terminate this Agreement if any Seller is then in breach of any of its representations, warranties, covenants or other agreements contained herein and such breach would result in the failure to satisfy one or more of the conditions to the Closing set forth in Section 7.01 or Section 7.02; provided further that, failure of the Purchaser to pay the Estimated Purchase Price at Closing pursuant to Section 2.02(c) shall have no cure period;

(e)           by the Purchaser by giving written notice to the Seller after the delivery by the Seller of a Schedule Update if such Schedule Update discloses a fact, circumstance, development, event or occurrence first arising after the date of this Agreement, the existence of which, if not included in such Schedule Update, would have otherwise permitted the Purchaser to terminate this Agreement pursuant to Section 10.01(d) (without giving effect to any cure period contained in Section 10.01(d)); provided that, for the avoidance of doubt, the Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 10.01(e) as a result of any Schedule Update that relates to any actions permitted by or taken in accordance with Section 6.02;

(f)            by either Sellers or Purchaser, pursuant to Section 6.16.

Section 10.02       Effect of Termination.  (a)  Except as provided by Section 10.02(c) or Section 10.02(e), if this Agreement is terminated as permitted by Section 10.01(a)—(d), no Party shall have any liability to the other Parties under this Agreement, except liability of any Party to the other Parties for any breach of this Agreement occurring prior to such termination.  Subject to Section 10.02(b) nothing in this Article X shall prohibit either Party from seeking specific performance of the terms of this Agreement prior to the termination of this Agreement pursuant to, and on the terms and conditions set forth in, Section 11.08.

(b)           If this Agreement is terminated by the Purchaser or the Sellers pursuant to Section 10.01, written notice thereof shall forthwith be given to the other Party and the transactions contemplated by this Agreement shall be terminated, without further action by any Party; provided that (i) the Purchaser, at its option, shall, and shall cause its Affiliates and Representatives to, either (A) redeliver to the Sellers all written Confidential Information (including Confidential Information stored on electronic, magnetic or similar media) or (B) destroy (and deliver a certificate, signed by an officer of the Purchaser, to the Sellers certifying such destruction) all written Confidential Information (including Confidential Information stored on electronic, magnetic or similar media), whether obtained before or after the execution of this Agreement; provided, however, that the Purchaser may retain copies of any written Confidential Information (including Confidential Information stored on electronic, magnetic or similar media) in accordance with the Confidentiality Agreement, and (ii) the Purchaser shall continue to treat all Confidential Information in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding any termination hereof.

(c)           If this Agreement is terminated by the Sellers pursuant to Section 10.01(d), then the Purchaser shall pay to the Sellers to an account designated by the Sellers, by wire transfer of immediately available funds within ten (10) Business Days following the date of termination, an amount equal to Fifteen Million Dollars ($15,000,000) (the “Break-Up Fee”). If the Purchaser fails to promptly pay the Break-Up Fee when due and payable pursuant to this Section 10.02(c), and, in order to obtain such payment, the Sellers commence a Claim that results in a final and non-appealable order against the Purchaser for the amount of the Break-Up Fee, or any portion thereof, the Purchaser shall pay to the Sellers the Sellers’ reasonable costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the Sellers) in connection with such Claim, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement and other than as expressly provided in Section 11.08, the Sellers’ right to receive the Break-Up Fee upon a termination pursuant to Section 10.01(d) and the reasonable costs, expenses and interest set forth in this Section 10.02(c), together (without duplication) with the Sellers’ rights under the Purchaser Guaranty, shall constitute the sole and exclusive pre-Closing remedies of the Sellers arising under this Agreement, including with respect to any such termination and shall be in lieu of all other Claims and remedies that might otherwise be available to the Sellers with respect thereto (and for the avoidance of doubt, no remedies shall be available against the Debt Financing Sources).  The Parties agree that (A) damages suffered by the Sellers in the event the Sellers terminate this Agreement pursuant to Section 10.01(d) are incapable or very difficult to accurately estimate and (B) the Break-Up Fee is a reasonable forecast of the actual amount of such damages and is just compensation for such termination.

(d)           If this Agreement is terminated, this Agreement shall become null and void and of no further force and effect, except for the following provisions which shall survive such termination: Section 6.04, Section 6.06, Article X and Article XI.

(e)           The Parties acknowledge and agree that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Each of the Parties further acknowledges on behalf of itself and its Affiliates that the payment of the Break-Up Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate the Sellers and their Affiliates in the circumstances in which such fee is payable, for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

ARTICLE XI

MISCELLANEOUS

Section 11.01       Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given upon receipt or refusal of delivery by the recipient (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) when sent by facsimile or e-mail of a .pdf document (with confirmation of receipt) if sent prior to 8:00 p.m. in the place of receipt on a Business Day and on the next Business Day if sent after 8:00 p.m. in the place of receipt on a Business Day or at any time on a date that is not a Business Day or (d) when mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.01).

(a)           if to the Purchaser or, after the Closing, the Acquired Companies, to:

Starwood Energy Group Global, Inc.

591 West Putnam Avenue

Greenwich, CT 06830

Attn: General Counsel

Fax: (203) 422-7714

Email: groseM@Starwood.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019

Attn: Jonathan M.A. Melmed

Fax: (212) 468-7900

Email: jmelmed@mofo.com

(b)           if to the Sellers or, prior to the Closing, the Acquired Companies, to:

Dynegy Inc.

601 Travis Street

Houston, TX 77002

Attn: Catherine James, Esq., General Counsel

Facsimile No.: (713) 507-6808

Email: catherine.james@dynegy.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention: Michael Shenberg, Esq.

Facsimile No.: (212) 354-8113

Email: michael.shenberg@whitecase.com

Section 11.02       Contractual Nature of Representations and Warranties. The Parties hereby acknowledge and agree that (a) all representations and warranties set forth in this Agreement are contractual in nature only, (b) if any such representation or warranty (as modified by the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, as applicable) should prove untrue or inaccurate, the applicable Party’s only rights, Claims or causes of action shall be to exercise the specific rights set forth in this Agreement, and (c) the Parties shall have no other rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or related to any such untruth or inaccuracy of any such representation or warranty.

Section 11.03       Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason shall, as to that jurisdiction, be ineffective solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any material manner adverse to any Party. Upon such determination that any term or provision is invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible. If any provision of this Agreement is determined by a court of competent jurisdiction to be so broad as to be unenforceable, that provision shall be interpreted to be only so broad as is enforceable.

Section 11.04       Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement. Delivery of an executed signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.05       Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by the Purchaser and each Seller. Each Party may, by an instrument in writing signed on behalf of such Party, waive compliance by any other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law or in equity.

Section 11.06       Entire Agreement; No Third-Party Beneficiaries. This Agreement, each other agreement or instrument to be delivered hereunder by any Party and the Confidentiality Agreement (together with the written agreements, Schedules and certificates referred to herein or delivered pursuant hereto) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except as provided in Section 6.13, Section 8.02(b), Article IX, this

Agreement is for the sole benefit of the Parties and their permitted assigns and is not intended to confer upon any other Person any rights or remedies hereunder.

Section 11.07       Governing Law. This Agreement, and all Claims or causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, shall be governed by and construed in accordance with the domestic Laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 11.08       Specific Performance.  (a)  The Parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such Party is entitled at law or in equity; provided, that, prior to the Closing, no such injunctive, enforcement or other remedy shall be available to either Seller if the relief sought by such Seller is to cause the Purchaser to complete the Closing or otherwise make any payment of the Purchase Price to such Seller, it being the case that such Seller’s sole and exclusive remedy in such circumstances is the receipt of the Break-Up Fee pursuant to Section 10.02(c). The Parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at Law and the posting of any bond or other undertaking or security in connection therewith. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that there is adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. In no event shall either Party have the right to make any Claim for specific performance or seek any other remedy pursuant to this Section 11.08 if the Break-Up Fee has been paid, nor shall either Party have the right to collect the Break-Up Fee if such Party has made any Claim for specific performance or seeking any other remedy pursuant to this Section 11.08. Subject to the foregoing, each Party further agrees that (i) by seeking any remedy provided in this Section 11.08, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement and (ii) nothing contained in this Section 11.08 shall require any Party to institute any action for (or limit any Party’s right to institute any action for) specific performance under this Section 11.08 before exercising any other right under this Agreement.

(b)  If any Party brings any Claim to enforce specifically the performance of the terms and provisions when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended by the time period between the commencement of such Claim and the date on which such Claim is fully and final resolved.

Section 11.09       Consent to Jurisdiction; Waiver of Jury Trial. Except as provided in Section 2.05, each of the Parties irrevocably submits to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York, State of New York (or any appellate court therefrom), for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. certified mail to such Party’s respective address set forth in Section 11.01 shall be effective service of process for any action, suit or proceeding in the State of New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any state or federal court sitting in the Borough of Manhattan in the City of New York, State of New York (or any appellate court therefrom), and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10       Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the Parties without the prior written consent of each of the other Parties; provided, that Purchaser may assign its rights and obligations under this Agreement in whole, or in part, to its Affiliate prior to Closing; provided, further, that Purchaser shall not be released from any liabilities or obligations hereunder and no such assignment shall result in a delay or Closing or increase any of the Sellers’ obligations or liabilities hereunder; and provided, further, from and after the Closing, Purchaser may (without the consent of Seller) collaterally assign this Agreement or any of its rights, interest or obligations or liabilities hereunder to any debt financing source. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 11.10 shall be null and void, ab initio.

Section 11.11       Schedules and Exhibits. Except as otherwise provided in this Agreement, all Schedules and Exhibits referred to herein are intended to be and hereby are made a part of this Agreement. Any disclosure in the Schedules corresponding to and qualifying a specific section or subsection hereof shall be deemed to correspond to and qualify any other section or subsection hereof relating to either Seller (in the case of the Seller Disclosure Schedule) or the Purchaser (in the case of the Purchaser Disclosure Schedule) to the extent reasonably apparent. Certain information set forth in the Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement. In no event will the listing of any matter in the Schedules be deemed or interpreted to broaden or otherwise amplify the representations, warranties, covenants or agreements contained in this Agreement.

Section 11.12       Acknowledgement and Waiver.  (a)  It is acknowledged by each of the Parties that the Sellers and the Acquired Companies have retained White & Case LLP (“W&C”)

to act as their counsel in connection with the transactions contemplated hereby and that W&C has not acted as counsel for any other Person in connection with the transactions contemplated hereby for conflict of interest or any other purposes. The Purchaser and the Acquired Companies agree that any attorney-client privilege and the expectation of client confidence attaching as a result of W&C’s representation of the Sellers and the Acquired Companies related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all communications among W&C and Sellers, the Acquired Companies and/or their respective Affiliates in preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect. Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between the Acquired Companies, on the one hand, and W&C or any other legal counsel or financial advisor, on the other hand, related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement are hereby assigned and transferred to the Sellers, (ii) the Acquired Companies hereby release all of their respective rights and interests to and in such communications and related materials and (iii) the Acquired Companies hereby release any right to assert or waive any privilege related to the communications referenced in this Section 11.12.

(b)           The Purchaser and the Acquired Companies agree that, notwithstanding any current or prior representation of the Acquired Companies by W&C, W&C shall be allowed to represent the Sellers or any of their Affiliates in any matter and dispute adverse to the Purchaser and/or the Acquired Companies that either is existing on the date hereof or arises in the future and which relates to this Agreement and the transactions contemplated hereby; and the Purchaser and the Acquired Companies hereby waive any conflicts or claim of privilege that may arise in connection with such representation. Further, the Purchaser and the Acquired Companies agree that, in the event that a dispute arises after Closing between the Purchaser or the Acquired Companies and the Sellers or any of their Affiliates, W&C may represent the Sellers or their Affiliates in such dispute even though the interests of the Sellers or their Affiliates may be directly adverse to the Purchaser or the Acquired Companies and even though W&C may have represented the Acquired Companies in a matter substantially related to such dispute.

(c)           The Purchaser acknowledges that any advice given to or communication with the Sellers or any of their Affiliates (other than the Acquired Companies) shall not be subject to any joint privilege and shall be owned solely by the Sellers or their Affiliates. The Purchaser and the Acquired Companies each hereby acknowledge that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than W&C.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

DYNEGY RESOURCES GENERATING HOLDCO, LLC
By:	Dynegy Resources Holdco I, LLC, its Sole Member

By:	/s/ Carolyn Burke
Name: Carolyn Burke
Title: Executive Vice President, Strategic Development

ANP FUNDING I, LLC
By:	DP Holding, Inc., its Sole Member

By:	/s/ Carolyn Burke
Name: Carolyn Burke
Title: Executive Vice President, Strategic Development

MARCO DM HOLDINGS, L.L.C.
By:	NatGas Holdings III, L.L.C., its Sole Member

By:	/s/ Himanshu Saxena
Name: Himanshu Saxena
Title: Senior Managing Director and Co-Head

[Signature Page to Purchase and Sale Agreement]